

13002371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED
FORM 1-A
REGULATION A AMENDED OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Effective Date of Original Offering Statement: May 1, 2012
Date Filed: May 1, 2013
File No. 024-10288

AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steve Schram
20927 State Route K
St. Joseph, MO 64505
(816) 233-9533 Fax: 816-233-9541
(Name, address, including zip code and telephone number, including area code of agent for services)

Copies of communications to:

Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612
(785) 232-2662 Fax: (785) 232-9983

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties.

a) Issuer's Directors:

Director Name	Business Address	Residence Address
Jay Miller	3910 N. George Manchester, PA 17345	
Bo Richardson	7333 Town South Avenue Baton Rouge, LA 70808-9099	
Robert DiMarzo	124 Country Club Road Iowa Falls, IA 50126-9534	
Bill Fuller	3500 Messer Airport Hwy Birmingham, AL 35222	
Darell Bandy	2845 West Kearney Street Springfield, MO 65803	
Dr. Robert Hummel	822 7th Street, Suite 740, Greeley, Colorado 80631	
Leon Ellin	1255 N. Gulfstream, #600 Sarasota, FL 34236	
Lou Pascarella	P.O. Box 1303 Athens, TN 37371	
Steve Schram	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506

b) Issuer's Officers:

Officer Name	Business Address	Residence Address	Title
Steve Schram	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506	CEO, President & Chairman of the Board
Terry Christie	20927 State Route K St. Joseph, MO 64505	3201 Harbor View Dr. St. Joseph, MO 64506	Vice President of Research & Development and Secretary
Cary Becker	20927 State Route K St. Joseph, MO 64505	16354 Webster Street Omaha, NE 68118	Vice President of Sales
Tonya Willson	20927 State Route K St. Joseph, MO 64505	34009 Juniper Road Barnard, MO 64423	Vice President of Operations

(c) Issuer's General Partners: Inapplicable, Issuer is a corporation.

(d) record owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Jay Miller 3910 N. George Manchester, PA 17345	N/A
Double E	Attn: Walt Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	N/A
IVESCO, LLC	Attn: Jim Turner Iowa Veterinary Supply Co. 124 Country Club Road Iowa Falls, IA 50126	N/A
Keith Jeffers, Inc.	Attn: Al Dotham 310 West Saunders Road Dothan, AL 36302	N/A
Lextron, Inc.	Attn: John Adent, CEO 822 7th Street, Suite 740 Greeley, CO 80632	
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
Midwest Veterinary Supply, Inc.	Attn: Guy Flickinger Midwest Veterinary Supply 11965 Larc Industrial Blvd Burnsville, MN 55337	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Ste 100 P.O. Box 910 Meridian, ID 83680	N/A
Northwest Vet Supply, Inc.	Attn: Tony Leon 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Robert J. Matthews Co.	Attn: Dr. Robert K. Matthews 2780 Richville Drive SE Massillon, OH 44646	N/A

Company Name	Business Address	Residence Address
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Larry Wilcox 2845 West Kearney St. Springfield, MO 65803	N/A

Class B Shares

Name	Business Address	Residential Address
Becker Trust	20927 State Route K St. Joseph, Mo. 64503	16354 Weber Street Omaha, NE
Fuller Supply Company, Inc.	3500 Messer Airport Hwy Birmingham, AL 35222	N/A
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Nagely Trust	1174 Keystone Road Marysville, KS 66508	Same
Steve Schram Trust	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506
Shultz Trust	1118 Pony Express Highway P.O. Box 504 Marysville, Ks. 66508	1149 Eight Road Marysville, Ks. 66508
Anthony R. Willis	2780 Richville Drive SE Massillon, OH 44646	1808 34th Street NW Canton, Ohio 44709

Class C Shares

Company Name	Business Address	Residence Address
Allison Stout, DVM	213 Navajo Road Las Cruces, NM 88007	N/A
Brownsberger Vet Clinic, Inc.	106 West 5th Street Appleton City, MO 64724	N/A
Dr. Joe & Jen Vet Supply	34761 190th Street Ree Heights, SD 57371	N/A

Company Name	Business Address	Residence Address
Feeder Creek Vet Service	12575 Millers Port Rd. Millers Port, OH 43046	N/A
Lena Vet Clinic	11002 West Godderd Road Lena, IL 61048	N/A
Pharmacy and Livestock Supply	8176 Hwy 90 South Navasota, TX 77868	N/A
Southern Hills Veterinary Service, Inc.	1902 Quincy St. Corning, IA 50841	N/A
Stanley D. Ourada, DVM	2201 East 4th Avenue Holdrege, NE 68949	N/A
Wishek Vet Clinic	8370 Hwy 3 SE Wishek, ND 58495	N/A

(e) beneficial owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Jay Miller 3910 N. George Manchester, PA 17345	N/A
Double E	Attn: Walt Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	N/A
IVESCO, LLC	Attn: Jim Turner Iowa Veterinary Supply Co. 124 Country Club Road Iowa Falls, IA 50126	N/A
Keith Jeffers, Inc.	Attn: Al Dotham 310 West Saunders Road Dothan, AL 36302	N/A
Lextron, Inc.	Animal Health International, Inc. Attn: John Adent, CEO 822 7th Street, Suite 740 Greeley, CO 80632	
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A

Company Name	Business Address	Residence Address
Midwest Veterinary Supply, Inc.	Attn: Guy Flickinger Midwest Veterinary Supply 11965 Larc Industrial Blvd Burnsville, MN 55337	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Ste 100 P.O. Box 910 Meridian, ID 83680	N/A
Northwest Vet Supply, Inc.	Attn: Tony Leon 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Robert J. Matthews Co.	Attn: Dr. Robert K. Matthews 2780 Richville Drive SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Larry Wilcox 2845 West Kearney St. Springfield, MO 65803	N/A

Class B Shares

Name	Business Address	Residential Address
Becker Trust	20927 State Route K St. Joseph, Mo. 64503	16354 Weber Street Omaha, NE
Fuller Supply Company, Inc.	3500 Messer Airport Hwy Birmingham, AL 35222	N/A
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Nagely Trust	1174 Keystone Road Marysville, KS 66508	Same

Steve Schram Trust	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506
Shultz Trust	1118 Pony Express Highway P.O. Box 504 Marysville, Ks. 66508	1149 Eight Road Marysville, Ks. 66508
Anthony R. Willis	2780 Richville Drive SE Massillon, OH 44646	1808 34th Street NW Canton, Ohio 44709

Class C Shares

Company Name	Business Address	Residence Address
Allison Stout, DVM	213 Navajo Road Las Cruces, NM 88007	N/A
Brownsberger Vet Clinic, Inc.	106 West 5th Street Appleton City, MO 64724	N/A
Dr. Joe & Jen Vet Supply	34761 190th Street Ree Heights, SD 57371	N/A
Feeder Creek Vet Service	12575 Millers Port Rd. Millers Port, OH 43046	N/A
Lena Vet Clinic	11002 West Godderd Road Lena, IL 61048	N/A
Pharmacy and Livestock Supply	8176 Hwy 90 South Navasota, TX 77868	N/A
Southern Hills Veterinary Service, Inc.	1902 Quincy St. Corning, IA 50841	N/A
Stanley D. Ourada, DVM	2201 East 4th Avenue Holdrege, NE 68949	N/A
Wishek Vet Clinic	8370 Hwy 3 SE Wishek, ND 58495	N/A

(f) promoters of the issuer; Not applicable.

(g) affiliates of the issuer;

a) Tradewinds, Inc., a Kansas corporation, is a wholly owned subsidiary of Issuer;
b) ProLabs, Ltd., a Missouri corporation, is a wholly owned subsidiary of Issuer.
c) VaxLiant, LLC, (fka Adjil, LLC) a Delaware limited liability company, is 55% owned by Issuer.

(h) counsel to the issuer with respect to the proposed offering;

Counsel	Special Securities Counsel
Edward S. Sloan	Roger N. Walter
Sloan Law Firm, P.A.	Morris, Laing, Evans, Brock & Kennedy, Chtd.
5030 Bob Billings Parkway, Ste. B	800 SW Jackson, Suite 1310
Lawrence, KS 66049	Topeka, KS 66612-1216

(i) each underwriter with respect to the proposed offering; Not applicable.

(j) the underwriter's directors; Not applicable.

(k) the underwriter's officers; Not applicable.

(l) the underwriter's general partners; Not applicable.

(m) counsel to the underwriter; Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any disqualification pursuant to Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by the officers of Agri-Labs who will receive no additional compensation for their sales activities. The offer of Class B shares will be offered only to employees or outside directors of Agri-Labs or its Class A shareholders. The offer of Class C shares will be limited to licensed and practicing veterinarians or business entities comprised of veterinarians who purchase on an annual basis a specified level of product from Agri-Labs. Agri-Labs currently intends to offer the securities in the following state's jurisdictions: Alabama, California, Colorado, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Name of such issuer. Agri-Laboratories, Ltd.

(2) The title and amount of securities issued. Within one year prior to filing this Form 1-A, no shares of Class A or Class C stock of Agri-Laboratories, Ltd. were issued; and 2,100 shares of Class B stock of Agri-Laboratories, Ltd. were issued.

(3) Offering price. Within one year prior to filing of this Form 1-A, Class B shares were sold for book value adjusted on a monthly basis. During this period the book value of Class B shares ranged from $31.55 to $36.00 per share. A total of 2,100 shares of Class B stock were issued for cash consideration in the aggregate amount of $66,280.00.

(4) Persons to whom the securities were issued. The names and identities of persons to whom Class B shares were issued within one year prior to the filing of this Form 1-A are as follows:

Ed Spencer
Jacqueline McClure
Anthony Willis

(b) Sales for accounts of others. No securities sold by the issuer or any of is predecessors or affiliated issuers within one year prior to the filing of this Form 1-A were for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or who was an underwriter of any securities of such issuer.

(c) Basis for exemption. The securities are exempt pursuant to the provisions of Regulation A, Rule 251, *et. seq*. Issuer is an entity organized under the laws of, and having a principal place of business in, the United States, is not subject to Section 13 of 15(d) of the Act, is not a development stage company, is not an investment company, is not issuing fractional shares, is not disqualified under rule 262. In addition, the sum of all cash and other consideration received for the securities did not exceed $5 Million Dollars. All sales of Class B and Class C shares within one year prior to filing this Form 1-A was done pursuant to an offering under an exemption qualified under Regulation A on May 1, 2012, as File No. 024-10288.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

(a) There are no arrangements to limit or restrict the sale or other securities of the same class as those to be offered for the period of distribution; to stabilize the market for any of the securities to be offered; or for withholding commissions. The Class B and Class C shares to be issued under this Form 1-A offering are subject to restrictions on transfer imposed by Agri-Labs' Bylaws. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of refusal to purchase the shares at book value.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable – no publication was used.

AMENDED OFFERING CIRCULAR
DATE: May 1, 2013

FILE NO.

AGRI-LABORATORIES, LTD.
A Delaware Corporation
20927 State Route K
St. Joseph, Missouri 64505
Phone: (816) 223-9533
Fax: (816) 233-9546

Class B Common Stock – 100,000 shares
Price $34.39 share

Class C Common Stock – 25,000 shares
Price $34.39 per share

MAXIMUM AGGREGATE OFFERING AMOUNT

Class B Common Stock - $3,439,000.00
Class C Stock - $859,750.00
Total Maximum Offering Amount - $4,298,750.00

Price per share $34.39 as of March 1, 2013 valid through March 31, 2013

	Price to Public	**Underwriting Discounts and Commissions**	**Proceeds to Issuer**
Class B Per Share	$34.39	-0-	$34.39
Total Class B Shares	$3,439,000.00	-0-	$3,439,000.00
Class C Per Share	$34.39	-0-	$34.39
Total Class C Shares	$859,750.00	-0-	$859,750.00
Total Class B and Class C Shares	$4,298,750	-0-	$4,298,750

Agri-Laboratories, Ltd. ("Agri-Labs"), a Delaware corporation, is offering up to 100,000 shares of its Class B common and up to 25,000 shares of its Class C common stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A, B and C shares). The current book value is $34.39 per share. After qualification, the offering price will be adjusted after each fiscal month to reflect the current net book value (divided by the total number of outstanding Class A, B and C shares), which is the current net worth (assets less total liabilities divided by the total number of outstanding common shares (initially Class A, B and C shares). Class B and C shareholders who have purchased pursuant to this Offering and who have received a current offering circular will receive a written notice of each monthly adjustment. In no event will this adjustment result in the aggregate offering amount exceeding $4,933,720.00 ($5million less $66,280.00, aggregate offering proceeds for all securities sold within twelve months before the start of this Amended offering in reliance on Regulation A). Ownership of the Class B common stock is limited to employees of Agri-Labs or employees of Class A shareholders of Agri-Labs or outside directors. Class A shareholders are all retail distributors of Agri-Labs products. Ownership of the Class C common stock is limited to licensed, practicing veterinarians or businesses comprised of veterinarians. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. The offering price is determined by reference to the existing book value of Class A, B and C shares. The approximate date of commencement of the sale to the public will be the date of qualification.

See "Risk Factors" beginning on page 7 for a discussion of certain risks that should be considered by prospective purchasers of the Shares offered hereunder.

The Offering is being made on a "best efforts" basis directly to purchasers by Agri-Labs on a continuing basis for two years from the date of qualification, terminating on May 1, 2014. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum number of shares which must be sold in order for Agri-Labs to have access to offering proceeds. Therefore, the proceeds will be deposited directly into Agri-Labs operating accounts. See "Use of Proceeds."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETNESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

SUMMARY INFORMATION and RISK FACTORS

OFFERING SUMMARY:

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the Offering fully, you should carefully read the entire document.

Agri-Laboratories, Ltd. ("Agri-Labs") is a Delaware corporation formed in August of 1984. It is a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market. It purchases these products from over 50 manufacturers and resells them at mark up over its cost to animal health product distributors (its Class A shareholders). These distributors in turn sell the product to veterinarians, retail stores, livestock producers and other consumers. Title to the goods passes to the distributors when sold, and Agri-Labs recognizes revenues on an accrual basis when the goods are sold.

Agri-Labs' current capital structure consists of Class A common stock, Class B and Class C common stock. Class A shares are voting shares with each Class A stockholder entitled to one (1) vote for each Class A share held. Class A shareholders are entitled to vote on any matter which shareholders are entitled to vote on pursuant to the Bylaws of Agri-Labs. The Company was initially organized with 15 Class A shareholders each purchasing 10,000 shares followed by a second purchase of 5,000 shares for a total of 15,000 Class A shares at $1 per share, amounting to an initial capitalization of $225,000. There are currently 15 Class A shareholders, with each owning 15,000 shares. The most recent purchase of 15,000 Class A shares occurred on January 1, 2011 for a price of $31.05 per share for an aggregate purchase price of $465,750.00. Class A shareholders are all retail distributors of products distributed by Agri-Labs. Historically, dividends have not normally been paid on Class A shares. However, in 2010, Agri-Labs declared a dividend of $1.50 on Class A shares.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends. Class B shares are only offered to employees of Class A shareholders, employees of Agri-Labs, or outside directors. Class C shares are only offered to veterinarians and/or veterinarian clinics who purchase product from Agri-Labs. Class B shares are offered to create an incentive within the Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network allows the marketing force to participate, through dividends, in the overall profitability of the Company. Class C shares are offered to create an incentive within the veterinarian channel of trade to recommend Agri-Labs products for use by customers of the veterinarians.

Class B shares historically have been purchased at book value, as adjusted on a monthly basis by the Company. Initially, in 1986, a limited number of Class B shares were issued. Since 1991, Agri-Labs has offered ownership of Class B shares on a continuing basis to its distribution network of sales representatives and staff. Agri-Labs declared an annual dividend on Class B shares from 1987 through 2011. No dividend was declared or paid in 2012. From 1993 through 2006 thet annual dividend was either $1.00 or $1.10 per share. In 2007 the dividend increased to $1.15 per share, then decreased to $1.00 per share in 2008 and 2009, jumping to $1.50 per share for 2010 and decreasing back to $1.00 per share for 2011. For the period from 2000 through 2002 dividends on Class B shares were prorated to reflect the length of ownership of the shares during the calendar year for which the dividend was declared.

The Class B shares have been a key factor in Agri-Labs developing one of the most successful distribution networks in the United States. Ownership by its distributor shareholders, with its attendant participation and loyalty, has been a primary ingredient in this success. In addition to continuing its Class B shares incentive program for its distributors on a larger scale, Agri-Labs proposes to build on this success in developing other market areas through the issuance of Class C shares.

Class C shares historically have been purchased at book value, as adjusted on a monthly basis by the Company. Class C shares were first issued in 2004, and Agri-Labs has offered ownership of Class C shares on a continuing basis to its distribution network of veterinarians since that time. Agri-Labs declared an annual dividend on Class C shares from 2004 through 2011. In the year 2004 the dividend declared was $0.50. For the years 2005 & 2006 the dividend was $1.10; for the year 2007, the dividend was $1.15; for the year 2008 and 2009 the dividend was $1.00; for the year 2010 the dividend was $1.50; and for 2011 the dividend returned to $1.00. No dividend was declared or paid for 2012.

In October of 1998, under a unique manufacturer/distributor agreement, Agri-Labs helped develop and launch a new line of MLV cattle vaccines, marketed under the trade names of TITANIUM® and MASTER GUARD®. Agri-Labs has the exclusive right to distribute these vaccines. It primarily grows the market for the vaccines through distribution to consulting veterinarians who control large numbers of cattle by servicing feedlots, dairies and ranchers who control large numbers of cattle. The target market for these efforts are in Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Missouri, Montana, Nebraska, New York, California, Oklahoma, Texas, South Dakota, Idaho, New Mexico, Wisconsin, Minnesota and Iowa, Pennsylvania.

Agri-Labs implemented a program which emulates the successful features of its Class B shares with its Class C shares which creates an incentive for veterinarians to distribute Agri-Labs vaccines. This program involves the issuance of Class C stock, which is only available to licensed practicing veterinarians or business entities comprised of veterinarians. The Shares are purchased for cash consideration at the equivalent price of Class A and B shares. The Class C shares must be purchased in 1,000 share increments. The Class C shareholder is required to maintain sales of $50,000 annually in the sale of Agri-Labs' products or the shares will be subject to redemption by Agri-Labs at the then current book value. The Class C shares can also be redeemed at book value in the event of death, disability, retirement, loss of license to practice veterinary medicine, dissolution, merger or withdrawal from the practice of veterinary medicine for any reason.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares. Historically, the Board has declared dividends with respect to Class B shares for each calendar year since 1987 through 2011. The first dividend for Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per Class B share for the years 1998 through 2006, increasing to $1.15 for the year 2007, decreasing to $1.00 for 2008 and 2009, and increasing to $1.50 per share for the year 2010. For the years 2000 to 2002 the Class B dividend was prorated to reflect the length of ownership of the shares. A dividend in the amount of $0.50 per share was declared for 2004, the dividend was $1.10 per Class C share for the years 2005 and 2006, $1.15 for the year 2007, $1.00 for 2008 and 2009, $1.50 for the year 2010, and back to $1.00 for 2011. It was determined by the Board that no divided should be declared or paid on Class B or Class C shares in 2012. A $1.50 per share dividend was declared on the Class A shares in 2010, but normally a dividend is not paid on Class A shares.

Investors who desire to subscribe to either Class B or Class C shares must complete and sign the appropriate Subscription Agreement. All purchasers of shares will be subject to substantial restrictions on transfer of the Shares provided in the Bylaws of Agri-Labs and in the Subscription Agreement. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of first refusal to purchase the shares at book value. See the "Description of Securities" section of this Offering Circular.

THE OFFERING

Securities Offered	100,000 shares Class B stock 25,000 shares of Class C stock
Price Per Share	$34.39 per Class B shares[1] $34.39 per Class C shares[2]
Total Shares Issued and Outstanding After Offering	157,073 shares Class B stock 38,000 shares Class C stock
Total Proceeds	$3,439,000.00 – Class B shares $859,750.00 – Class C shares $4,298,750.00 total Class B and C shares
Dilution	N/A
Subscription	An investor wishing to purchase either Class B or Class C shares must complete and deliver to Agri-Labs a Subscription Agreement.
Risk Factors	An investor considering purchase of the share should review the risk factor associated with such an investment. See "Risk Factors" section.

[1] The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (Class A, B and C shares). The current book value is $34.39 per share. The offering price will be adjusted after each month to reflect the current book value (net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $4,933,720.00.

[2] *See Footnote 1*

RISK FACTORS

Before you invest in our Class B or Class C common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this Prospectus.

This Is A Best Efforts Offering Without A Minimum Sales Amount Or Escrow. This Offering is being made on a best effort basis, directly by Agri-Labs, and there is no minimum offering amount that must be reached before Agri-Labs can access the funds. No escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. A shareholder will not be entitled to a return of his or her purchase price based on the failure of Agri-Labs to achieve any minimum level of sales in this Offering. If a shareholder wishes to rescind the purchase, that request will be subject to Agri-Labs ability to redeem the shares, as provided in its Bylaws. Also, it is possible that the issuer would only sell a nominal amount of shares and might not have sufficient proceeds to further the goals of this Offering.

There Are Substantial Restrictions On Transfer Of The Shares. The Class B and C Shares purchased in this Offering are subject to strict restrictions on transfers contained in the Bylaws of Agri-Labs. The Shares may not be sold or transferred without the consent of Agri-Labs, and Agri-Labs has an option of right of first refusal for 60 days from written notice of the proposed transfer to exercise its option to purchase the Shares at the book value of the Shares as determined by the Company's accountants at the end of the month preceding the date Agri-Labs notifies the shareholder it is exercising its option.

Historically, 44 Class B shareholders have requested approval to transfer 34,291 Class B shares to third parties. Agri-Labs has always allowed the transfer when the shareholder has proposed to transfer Class B shares and has not been required to redeem any of the shares in these transactions. No Class C shareholders have requested a transfer of their Class C shares.

No Obligation To Repurchase The Shares. Even though Agri-Labs has the option of right of first refusal to purchase the Shares of any shareholder proposing to transfer the Shares, it is not obligated to do so. Further, depending on the number of shareholders proposing to transfer at any point in time, Agri-Labs may not have the financial resources to do so.

There Is No Trading Market For The Shares. There will be no active secondary trading market in the Class B and C shares purchased in this Offering. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment in the event Agri-Labs elects not to or is unable to redeem the shares.

Issues Related to Compliance With Prior Regulation A Offering. The Company has filed and obtained qualification of four (4) Regulation A offerings, File No. 24-10056 (qualified June 24, 2004), File No. 24-10147 (qualified June 29, 2006), File No. 333-134078, qualified December 23, 2008 with an amended offering circular qualified on February 4, 2010 as File No. 24-10212, and File No. 024-10288, qualified on May 1, 2012. All of these offerings were continuous offerings which terminated two years after qualification. With respect to the first two (2) offerings, the Company failed to update the information provided in the Offering Circulars as required by Rule 253(e)(1) and (2), and failed to timely file the Form 2-A filing as required by Rule 257. The requirement to file Form 2A's under Rule 257 is not a condition to the exemption. The failure to comply with Rule 253 could subject the Company to a claim that the Offering was not exempt under Regulation A and/or that the Offering failed to disclose material facts. However, Rule 260 provides that a failure to comply with a condition or requirement of Regulation A will not result in loss of the exemption if the failure to comply was not intended to protect a particular investor, was insignificant with respect to the Offering as a whole and a good faith and reasonable attempt was made to comply with the requirements of Regulation A. The Company believes it has met the conditions of Rule 260. However, there is no assurance that others will not take exception to this view. This lack of compliance could subject the Company to legal claims by regulators or investors seeking to rescind their investment which could cause a financial strain on the Company. Since then, Company input deadlines for such filings in its docket system, and such filings have been made on a timely basis and will continue to be made on a timely basis in the future.

Ownership Of Class B Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder's Employment Or Affiliation With The Company Or A Class A Shareholder Is Terminated. Under the terms of the Bylaws and terms of the Subscription Agreement, in order to purchase Class B shares, a purchaser must be employed by Agri-Labs, be an outside director of Agri-Labs, or be a Class A Shareholder of Agri-Labs or employee thereof. If the shareholder's employment or affiliation with that Class A Shareholder or with Agri-Labs is terminated for any reason (including death or retirement), or if the Class A shareholder shall no longer be a Class A shareholder or a retail distributor of Agri-Labs for any reason, under the Bylaws and terms of the Subscription Agreement Agri-Labs has the option to repurchase the Shares at book value, as determined by the Company's accountants at the end of the month preceding written notice of the Company's intent to exercise this option.

Historically, when a Class B shareholder has terminated employment, has died, is no longer an Outside Director of the company, or when that shareholder's employer has terminated a Class A shareholder distribution agreement with Agri-Labs or has been terminated by a Class A shareholder, the Class B shares have either been redeemed or a transfer to a qualified third party has been approved. In total 147 Class B shareholders holding 109,680 Class B shares have been subject to redemption or transfer of shares because of termination of qualified status. Of these, 105 Class B shareholders holding 75,389 shares have had their shares redeemed by Agri-Labs. The remainder have been allowed to transfer their shares to qualified third parties.

Ownership Of Class C Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder Ceases To Practice Veterinary Medicine Or Fails To Maintain Minimum Product Purchase Requirements. In order to purchase Class C shares, a purchaser must be a licensed, practicing veterinarian or a business comprised of veterinarians. Further, the purchasers must generate on an annual basis $50,000 of Agri-Labs' product sales. Subsequent to the purchase of Class C shares, if the shareholder ceases to be engaged in the practice of veterinary medicine, or fails to meet the minimum annual sales requirements of $50,000 of general products, Agri-Labs has the option to repurchase the shares at book value, as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Forward-Looking Statements May Be Inaccurate. This Offering Circular contains financial projections and forward-looking statements that are based on management's beliefs and assumptions as determined by current information available. When used in this Offering Circular words such as "anticipate," "believe," "estimate," and depending on the context "may," and similar expressions are intended to identify forward-looking statements. However, such statements only reflect management's current view with respect to future events, and are subject to risk of uncertainty and the risk that the underlying assumptions may prove inaccurate. Agri-Labs' actual performance may fall materially short of the financial projections and actual results may vary from those anticipated or estimated.

Agri-Labs' Ability To Pay Dividends On Class B and Class C Shares In The Future Can Not Be Guaranteed. Agri-Labs had traditionally declared a dividend on Class B shares for each calendar year from 1987 through 2011. The first dividend declared by Agri-Labs in 1987 on Class B shares was for $0.25 per share. The dividend has been $1.10 per share between 1998 and 2006. The dividend increased to $1.15 per share for the year 2007, but then decreased to $1.00 per share for 2008 and 2009. The dividend for 2010 increased to $1.50 per share and decreased back to $1.00 per share for 2011. For the years 2000 to 2002 those dividends were prorated to reflect the length of ownership of the Class B shares during the year for which the dividend was declared. Class C dividends had been paid since the issuance of Class C shares in 2004 through 2011, with a $.50 per shares dividend declared for 2004, a $1.10 dividend declared for the years 2005 and 2006, a $1.15 dividend declared for the year 2007, and a $1.00 dividend declared for the year 2008 and 2009. The dividend for 2010 increased to $1.50, and decreased back to $1.00 per share for 2011. However, in 2012 it was determined by the Board of Directors that no dividend would be paid to Class B or Class C shareholders. Further, there is no guarantee of Agri-Labs' profitability or ability to pay dividends on Class B or Class C shares in the future.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends on Class B and Class C shares, but not Class A shares. However, in 2010 the Class A dividend of $1.50 was declared on the Class A shares, and in 2012 no dividend was declared on Class B or Class C shares. Going forward the company intends to declare dividends on Class B and Class C shares equally, but not on Class A shares. However, the ultimate decision on declaring dividends in the future is subject to the unrestricted discretion of the Board of Directors.

Changes In The Animal Health Biologicals And Pharmaceuticals Industry Could Adversely Affect Our Business. The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies has significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Loss Of Agri-Labs' Relationship With Key Distributors Could Materially Affect Its Business. Agri-Labs' customer base is comprised of several retail distributors of its animal health products. Eighty Three Percent (83%) of its annual revenues are generated by its 15 Class A shareholders. Agri-Labs top five (5) distributors in 2012 represented approximately Sixty Three Percent (63%) of its total revenues. The U.S. animal health market over the last 15 years has experienced consolidation of manufacturers and distributors. It is predicted that this trend will continue and consolidation of distributors could have a negative impact on Agri-Labs' customer base. A change in ownership of its top five (5) distributors has the potential to adversely impact future revenue for Agri-Labs if new owners determine to discontinue doing business with Agri-Labs.

Loss Of Agri-Labs' Relationship With Key Suppliers Could Materially Affect Its Business. It is typical for many animal health products produced in the United States, especially generic drugs, to rely on raw ingredients from international sources. Some of the raw materials used for Abbreviated New Animal Drug Applications ("ANADA") products owned by Agri-Labs are sourced from raw ingredient suppliers outside the United States in such countries as China and India. Adverse conditions related to trade relations, international affairs or other political factors could limit the supply of key products marketed to and/or sold by Agri-Labs. This could result in a supply shortage for its customer base, which could affect its revenue and profit potential.

The Introduction Of New Products Into The Cattle Vaccine Market To Compete With TITANIUM® And/Or MASTER GUARD® Vaccines Could Materially Affect Agri-Labs' Business. In the event new product vaccines are developed that compete with Agri-Labs cattle vaccines, the company's annual revenues could be affected, which may materially adversely affect its revenues.

PLAN OF DISTRIBUTION

The Class B and C shares will be offered directly by Agri-Labs management. The individuals who will participate in the offer and distribution of the shares will be Steve Schram, the Chief Executive Officer of the Company, and Cary Becker, Vice President of Sales. Neither of these individuals are subject to statutory disqualifications as defined in Section 3(a)(39) of the Securities and Exchange Act of 1934 ("1934 Act"), nor will either of them be compensated in connection with their participation in the offering by commission or other transaction-based compensation. Further, neither of these individuals are associated persons of a broker-dealer, and both of them meet the conditions stated in Rule 3a4-1(a)(4)(ii) under the 1934 Act. Neither of these individuals will be deemed a broker by virtue of compliance with Rule 3a4-1.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Ownership of Class A shares is limited to entities that have a current Distribution Agreement for Agri-Labs' products. Class B shares are offered to create an economic incentive within Agri-Labs' distribution networks for the sales force to market Agri-Labs' products. This ownership stake of the distribution network promotes brand loyalty and allows the marketing force to participate in the profitability of the Company.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($50,000 of annual sales of general products) Agri-Labs has the option to redeem the Shares at their then current book value, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Agri-Labs reserves the right, in its sole discretion to refuse to accept a subscription from any person or entity, in whole or in part, for any reason or for no reason. The Offering commenced on May 1, 2012, and is on a continuous basis until all of the allotted Shares are sold or the Offering expires, whichever occurs first. Rule 253(e)(2) of the '33 Act states that any offering circular for a continuous offering is to be updated every twelve (12) months after the date the offering statement was qualified. This Amended Offering Circular is being filed to comply with such Rule. The Offering is not contingent upon achieving a minimum offering by a specific date or ever. No escrow account has been established for deposit of the Offering proceeds. Subscription funds will be paid directly to Agri-Labs, and Agri-Labs will have immediate access to such funds. Subscriptions are irrevocable.

USE OF PROCEEDS

The primary business purpose in issuing Class B and Class C shares is not to raise capital for business needs, although the funds raised will provide working capital for the general needs of Agri-Labs to fund future growth and the redemption of Class A, B and C shares as needed. The primary reason for issuance of the shares is to create an incentive within the distribution network of Agri-Labs to market Agri-Labs' products. This ownership stake provides an economic incentive for salesmen to market and veterinarians to use and prescribe Agri-Labs' products. It builds and promotes brand loyalty within the distribution network and key veterinary clinics. The proceeds from the Offering will be reflected on Agri-Labs' balance sheet as contributed capital, and will be retained as working capital and applied by Agri-Labs for its general business needs to maintain current levels of capital as industry consolidation occurs.

The anticipated uses of the proceeds from this Offering are contained in the following table:

Gross aggregate proceeds	$4,298,750.00
less offering expenses	$0.00[3]
net proceeds after offering expenses	$4,298,750.00

Principal Purposes	25% Proceeds (.00)		50% Proceeds (.00)		75% Proceeds (.00)		100% Proceeds (.00)	
R & D Investments	$1,074,687.50	100%	$1,074,687.50	50%	$1,612,031.25	50%	$2,149,375.00	50%
Product Acquisition			$859,750.00	40%	$967,218.75	30%	$1,289,625.00	30%
Infrastructure			$214,937.50	10%	$322,406.25	10%	$429,875.00	10%
Marketing					$322,406.25	10%	$429,875.00	10%
Total	**$1,074,687.50**	**100%**	**$2.149,375.00**	**100%**	**$3,224,062.50**	**100%**	**$4,298,750.00**	**100%**

The research and development (R & D Investments) use of proceeds described above will fund the development of extensions to current product lines involving cattle biologicals, and the

[3] Offering expenses estimated at $30,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

development of new biologicals, generic pharmaceuticals and new animal pharmaceuticals. The Product Acquisition category would potentially fund the cost of acquiring biological and pharmaceutical products from other animal health manufacturers currently marketing such products who are divesting themselves of the products. Infrastructure expenditures would involve the cost to fund additional equipment and personnel as the Company grows. Finally, anticipated use of proceeds for marketing would involve supporting strategies to grow and enhance products and markets such as advertising, customer education, industry promotional events and customer purchase incentives.

DESCRIPTION OF BUSINESS

Agri-Labs is a Delaware corporation formed in August of 1984. It is engaged in business as a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

History

August 1984-Agri-Laboratories, Ltd. established as a buying group with 25 distributor/members and founding management team.

September 1984-Agri-Labs® label introduced for a line of large animal biological, pharmaceuticals and insecticides.

January 1985-First Performer® brand products for companion animals launched.

November 1985-Prolabs® label prescription products introduced.

July 1987-Distributors/shareholders consolidate outstanding stock, making Agri-Labs 100% distributor employee owned. New corporate sales, marketing and distribution headquarters are dedicated in St. Joseph, Missouri.

June 1989-EquiLabs® line of products for horses launched.

January 1991-Generic Drug Law ("GDL") goes into effect.

June 1992-Agri-Labs receives first Abbreviated New Drug Application ("ANADA") approval under the GDL: Di-Methox® Soluble powder.

May 1995-Agri-Labs introduces new management team.

April 1996-Company increases commitment to the small animal market with a new line of companion animal vaccines: Champion Protector®.

September 1997-Under an innovative marketing agreement, Agri-Labs launches the first private label ivermectin products (products that control worms in animals): TOP LINE® for cattle and DOUBLE IMPACT® for cattle and swine.

October 1998-Under a unique manufacturer/distributor agreement, Agri-Labs helps develop and launch TITANIUM® and MASTER GUARD®, a new line of MLV cattle vaccines. These were the first vaccine lines with both Type 1 and Type 2 BVD protection. Today this product line is the standard by which all other 4/5-way viral products are measured.

December 2004 - Agri-Labs launched the SRP vaccine, Salmonella Newport Bacterial Extract, which uses totally new vaccine technology to provide unsurpassed immunity against salmonella in beef and dairy cattle.

January 2005- Agri-Labs launched MYCOMUNE®, the first USDA licensed vaccine for prevention of mycoplasmal mastitis.

January 2008 - Agri-Labs acquires the tradename and marketing rights to the number one selling Colostrum supplement on the market, Colostrx.

January 2008 - Agri-Labs signs agreement with Allflex, the world's largest I.D. tag manufacturer, to have Agri-Labs support Allflex sales in the U.S. and begin manufacturing of the AgriTag line.

October 2009 - KMG Chemicals, Inc., a global provider of specialty chemicals, announces that it has formed a strategic partnership to have Agri-Labs provide sales, marketing and technical support to KMGs insecticide line in the United States.

October 2009- Agri-Labs acquired the exclusive sales, marketing and distribution rights for the PULMO-GUARD® family of Pasturella cattle vaccines: one-dose PULMO-GUARD PHM-1, PULMO-GUARD PH-M and the combination Express® 5-PHM previously sold by Boehringer Ingelheim Vetmedica, Inc. (BIVI).

Agri-Labs is a leader in distribution, marketing and sales in the United States.

Agri-Labs is a marketing and sales company with a history of successful product introductions in all animal health species. Agri-Labs is owned by its distributor shareholders. Their combined sales represent over $4 billion in product sales or 60% of the total animal health products sold in the United States. In an era when manufacturers are cutting back on direct sales forces and relying more on outside distributors with marketing capabilities, Agri-Labs stands apart. Agri-Labs functions as an active marketing partner exploring markets and developing products with its animal health product suppliers.

Agri-Labs' mission goes beyond providing quality animal health products to the industry. Agri-Labs believes it is critical to strengthen the partnerships with its customers, its distribution network and the manufacturers with which it works. These professional partnerships will enable Agri-Labs to better serve its mutual customers.

Agri-Labs represents the interests of the manufacturers in the industry. The Company's distribution network allows animal health product providers to maintain and increase production volume while introducing and supporting products in new market territories. In an effort to expand animal health sales both domestically and internationally, Agri-Labs has entered into joint ventures with manufacturers which have helped develop and market new products, and reintroduced and extended the market life of existing, older products.

Agri-Labs facilitates the development and marketing of new animal health products by serving as an intermediary between researchers and research & development firms/ manufacturers. It actively seeks out researchers who are developing solutions to meet the need for new products and arranges a relationship between researchers who originate the product concept and research & development/manufacturing firms who can provide the resources to obtain government approval and bring the product to market. In exchange for its services, Agri-Labs attempts to position itself to obtain the exclusive right to market the resulting product. It is currently engaged in such projects with at least five manufacturers/research & development entities.

Distribution and Sales.

The heart and soul of Agri-Labs is its distributor network. From its founding, every distributor was in an ownership position with the Company. Currently, elected representatives of shareholders serve on the Board of Directors participating actively in policy making. This management/distributor relationship gives Agri-Labs a unique perspective on the market. A direct result of shareholders' input is the Company's marketing approach. It does not market its products based on individual animal species market demand. Rather, it bundles its products across multiple species markets, e.g., bovine, equine and swine market demand. This offers end-users virtually all products needed for any operation whether they be pharmaceuticals, biologicals, insecticides or accessories. This 'bundling' makes product decisions simpler and provides a springboard for driving sales across multiple species market opportunities. Agri-Labs distribution network consists of 775 outside sales representatives of Class A shareholders who market the products by traveling to and personal contact with potential purchasers. It also utilizes a staff of 447 inside sales representatives who are engaged in on-site telemarketing from Class A shareholder's office locations. In addition, Agri-Labs has field-based sales representatives and a field technical service staff to support our products. Agri-Labs distribution through its Class A shareholders has approximately 140 locations located throughout the United States to reach customers in all specie segments. These distribution locations are retail stores or branch stores of Class A shareholders which are retail sales outlets for products distributed by Agri-Labs. Agri-Labs provides comprehensive training, up-to-the-minute technical data and complete product information. The Company's approach to marketing is also seen in its sales training seminars and incentive programs. Agri-Labs markets, distributes and sells products through its warehouse and shipping facility based in St. Joseph, Missouri. Agri-Labs' experienced and knowledgeable sales and marketing team can provide manufacturers a strong partner to bring products to the marketplace.

Support

Aside from the efficiency of the distribution/sales network, the biggest advantage manufacturers derive from a partnership with Agri-Labs is the marketing support. The Agri-Labs management team represents over 150 years of marketing and sales experience. This wide-ranging experience has allowed management to develop and initiate a marketing program that has proven success.

Agri-Labs' Purpose.

Agri-Labs' fundamental purpose is to be the most reliable, honest and innovative animal health company by providing more value and service to its customers.

Agri-Labs targets all marketing efforts toward making purchasing decisions easy. The distinctive and attractive labeling on all of the Company's product lines is designed to achieve maximum brand awareness and encourage brand loyalty and cross-purchasing. Product catalogs are directed at individual market segments. Veterinarians, beef/dairy, swine and poultry producers can find all their pharmaceutical, biological, insecticide and sundry needs in one place, as can pet owners and horse owners.

The Company engages in extensive advertising efforts on national and regional levels while providing distributors, veterinarians and retailers with promotional materials and powerful incentive programs. The sales force is provided with technical information, product comparisons and sales oriented consumer aids. To increase market demand and resulting sales the Company frequently employs direct mailings to targeted market groups. Agri-Labs can respond rapidly to the market and most requests and inquiries can be handled immediately on the local level.

Innovation.

The establishment of Agri-Labs in 1984 was an innovation in itself. Since then the Company has continued to break new ground in the industry.

Agri-Labs was one of the first agri-marketing distributors to apply for, and be granted, an Abbreviated New Animal Drug Application (ANADA) under the Generic Drug Law. To date the Company has been awarded twelve (12) ANADAs and continues to be active in ANADA and New Animal Drug Application (NADA) development and acquisition. The Company currently owns twelve (12) ANADAs. It owns no NADAs.

The Generic Animal Drug and Patent Term Restoration Act (GADPTRA) was enacted into law in 1988. Essentially it established a mechanism for obtaining approval of generic copies of pioneer NADAs with reduced testing requirements since the products had already been proven safe and effective. This created the Abbreviated New Animal Drug Application or ANADA. It also has a provision to restore a certain amount of patent protection to the pioneer company to compensate for protection lost during FDA regulatory review. The regulatory approval process requires demonstration of either chemical equivalency or actual bioequivalency depending on the dosage form in question. All true solution dosage forms or products that are constituted into a solution prior to administration (soluble powders) qualify for a waiver from conducting bioequivalency testing and only require demonstration that the product formulation is the same or nearly the same as the pioneer and is stable. Other dosage forms (pastes, tablets, suspensions) generally require bioequivalency testing versus the pioneer product. This usually is in the form of a blood level bioequivalency study but can be a clinical bioequivalency study if measurable blood levels of the product in question are not attainable. These studies along with other data are submitted to the Center for Veterinary Medicine (CVM) as an ANADA. CVM is a division of the Food and Drug Administration (FDA). If all data submitted is determined by CVM to be satisfactory and the manufacturer of the finished product is considered to be in compliance with Current Good Manufacturing Practices (CGMPs), the CVM will issue an approval letter to the sponsor of the application. The product can then be legally marketed.

The significance of owning ANADAs has been and is providing a proprietary product and position to remain competitive and provide a greater return to our shareholders than simply buying and selling product owned by manufacturers or suppliers. It also affords Agri-Labs greater control and flexibility in managing and growing our business.

Agri-Labs has also been recognized by the industry for its marketing support. Throughout the years the Company has been an active and enthusiastic supporter of the National Cattlemen's Beef Association ("NCBA") and the National Pork Producers Council ("NPPC") programs and events.

The company took another innovative step in 1998. To expedite product development, conduct first hand product research and provide technical assistance, the Company hired a Doctor of Veterinary Medicine to head up its Tech Services Team. Today, the Company has a full team of experts to provide technical support to its customers. Additionally, veterinarian distribution was added in 1997 and currently represents approximately 33% of annual revenue.

Since 1997 Agri-Labs has entered into exclusive business arrangements and technology transfer agreements which have allowed the Company to introduce TOP LINE® and DOUBLE IMPACT® ivermectin, insecticides and launch a line of MLV cattle vaccines: TITANIUM® and MASTERGUARD®.

In 1984, the founders of Agri-Laboratories, Ltd. took a look at the animal health industry and decided that things could be done in a different, better way. They recognized that a well managed network of diversified, independent distributors could get more manufacturers' products into the hands of more producers, more efficiently. Innovation is a way of life at Agri-Labs. Every day the Company continues to look into opportunities and possibilities for improvement upon how it does business.

Agri-Labs currently markets more than 750 products through its branded product lines of Agri-Labs®, ProLabs®, and Tradewinds®. Through these multiple brands it can reach the United States' market in each marketing channel for its customers.

Number of Employees

During the 2012 calendar year Agri-Labs had 38 full time employees and no part time employees. In 2011 it had 42 full time employees and no part-time employees.

Short-Term Liquidity and Capital Resources

The Company's amount of accounts receivable vary from month to month and can reach relatively high levels. However, this is not indicative of any cash flow problems or difficulty with collections. Rather, it is largely a consequence of extended payment terms offered to its customers. This is a common practice in the animal health industry utilized to move inventory because of the dating or relatively limited shelf life of the products. Extended payment terms are frequently provided by Agri-Labs' suppliers and are passed through to customers. Also, these terms are utilized as a marketing and promotional tool to move product out of the Company's warehouse to our customers. To the extent Agri-Labs can load up its customers' inventory, it lessens the opportunities for competitors to make inroads in selling their products to our customers. The extended payment terms can vary from 60 to 120 days, or longer, depending on the profitability of the product and how critical the sale of the product is to current business needs. Notwithstanding the occasional spike in the level of these receivables, the Company has never experienced significant collection problems. Historically, less than one percent (1%) of accounts receivable have become past due. The Company has a solid record for customer collections. Consequently it does not believe any allowance for doubtful accounts is warranted in its financial statements.

The Company does have short-term working capital requirements to carry these receivables, purchase inventory and meet its operating needs. However, these needs are effectively provided for by adequate credit limits and payment terms provided by the Company's suppliers and through outside bank financing. The Company has a $10 million line of credit for working capital through UMB Bank, N.A., the Company's lender since September, 2009. The line of credit has an adjustable interest rate, which as of December 31, 2012 was 3.50%. As of December 31, 2012, a cash balance of $454,118.00 was recorded and the line-of-credit note payable had a balance of $4,201,000.00. The Company is in compliance with the covenants of the loan agreement and engages in periodic discussion with bank officers on the Company's direction and needs. Agri-Labs believes an increase in this line of credit could be obtained if needed. The Company's short-term working capital requirements is not one of the reasons for this Offering. The Company also has a Acquisition Line of Credit with UMB Bank, N.A., in the amount of $4 Million Dollars. As of December 31, 2012, the Acquisition Line of Credit had a 3.50% interest rate, a cash balance of $0.00 was recorded, and a note payable balance of $1,800,000.00.

Competitive Conditions

Manufacturers of biologicals and pharmaceuticals products have the option of selling their products directly to livestock producers, veterinarians and dealers or using independent distributors, private label companies and marketing companies. Agri-Labs is positioned in the industry as a private label company and marketing company with no proprietary manufacturing capacity. It works with manufacturers to produce the Company's private label and proprietary products. Agri-Labs aligns itself with manufacturers who need sales and marketing expertise and a distribution network to bring products to the veterinary and retail livestock and consumer markets in the most economical manner. Agri-Labs competes with manufacturers of products with similar label indications that sell their products directly to veterinarians and these retail markets.

Agri-Labs has successfully competed in this market since 1984 by providing an outlet for manufacturers of animal health at a competitive price. By utilizing the volume purchasing opportunities of its distribution networks, it is able to provide animal health products to its distribution customers and their customers at competitive prices. Its competitive advantage is gained from having less infrastructure and overhead expense than its competitors such as manufacturers who directly market their products and who must maintain the overhead and staff to support manufacturing operations. Agri-Labs supports its competitive pricing with marketing and sales support for its distribution network.

Agri-Labs' ownership of generic drugs and its development of proprietary biologicals has provided Agri-Labs an additional opportunity to compete with major manufacturers in product categories that are more profitable and have a longer product life cycle than comparable products.

The animal health industry continues to experience consolidation of the livestock industry that includes beef and dairy cattle, swine and poultry. This consolidation has given rise to pricing pressures on commonly used animal health products. The need of manufacturers to move products through production to maintain large inventories has provided pressure to discount the price of products. Also, significant FDA regulations have inhibited suppliers to Agri-Labs from introducing new products and maintaining a consistent supply of current products to distribute. These factors combine to limit supplies and therefore sales opportunities.

The Business of Tradewinds, Inc., & ProLabs, Ltd., Wholly Owned Subsidiaries of AgriLabs and VaxLiant, LLC, a Majority Owned Affiliate of AgriLabs.

Tradewinds, Inc. ("Tradewinds") & ProLabs, Ltd., ("ProLabs" are a wholly owned subsidiaries of Agri-Labs. The officers of these companies are all officers of Agri-Labs. For Tradewinds, Steve Schram is President and Treasurer, Tonya Willson is Vice President and Secretary. For ProLabs, Steve Schram acts as the President and Secretary and sole member of the Board. The business of both companies consists of selling selected animal health products of Agri-Labs under the brand name of the respective company to distributors who are not Class A shareholders of Agri-Labs. This allows Agri-Labs to reach a broader market with these selected products. The focus of products for both companies is the over-the-counter, companion animal, pharmaceutical and biological products.

VaxLiant, LLC ("VaxLiant") is a Delaware limited liability company formed by Agrilabs, as the majority member, and Benchmark Biolabs on May 1, 2012, under the name Adjil, LLC. On April 9, 2013, the name was changed to VaxLiant. VaxLiant is designed to modernize how vaccines deliver antigens to prevent disease. VaxLiant offers a portfolio of ready-to-use and customizable adjuvants, and technical and marketing expertise, to help streamline the vaccine-development process. VaxLiant provides innovative antigen-delivery systems and technical support that give companies the flexibility they need to develop and commercialize safe, effective vaccines. VaxLiant is headquartered at Benchmark Biolabs' facilities in Lincoln, and will tap into the experience of employees from both parent companies.

Principal Customers of Agri-Labs

The following table represents the principal customers of Agri-Labs and the percentage of sales attributable to these customers for the last two fiscal years:

	2011% of Sales	**2012 % of Sales**
Members - Class A Shareholders		
Professional Vet Products* bankruptcy filed, Class A shares of AgriLabs were taken off the book and accounted for as treasury stock in 2012	0.00%	0.00%
MWI Vet Supply	15.20%	18.27%
Walco/Hi Pro* (Shares redeemed in 2011)	9.58%	0.00%
IVESCO	13.41%	13.66%
Lextron, Inc.* *currently owned by Animal Health International, Inc.	14.71%	19.85%
Robert J. Matthews, Co.	4.84%	6.01%
Valley Vet Supply	4.27%	5.09%
Vet & Poultry	3.79%	2.4%
West Plains Vet	2.61%	3.48%
Southern Livestock	2.75%	3.11%
Animal Medic	1.85%	2.48%
Northwest Veterinary Supply	1.38%	1.34%
Jeffers, Inc.	1.85%	2.15%
Fuller Supply Co., Inc.	1.65%	1.85%
United Pharmacal Co., Inc.	1.23%	1.12%
Michigan Vet Supply	0.59%	0.65%
Midwest Veterinary Supply, Inc.	1.82%	1.32%
Non Members	18.37%	17.21%
Totals	**100%**	**100%**

Research and Development/Technical Trials

Agri-Labs in the regular course of its business enters into joint development agreements with manufacturers. Pursuant to these agreements Agri-Labs obtains exclusive marketing rights for the resulting products and/or royalty payments or a share of profits in exchange for funding part of the research and development costs. Agri-Labs is constantly looking for ANADA and NADA products to develop and acquire. It routinely funds technical trials, veterinary tests and research and development costs to insure there is a market for these products.

Terry Christie, Vice President of Research and Development of Agri-Labs, serves as the leader of a Product Review Team ("PRT") whose function is to review and approve all biological and pharmaceutical research projects. Once a project is approved by the PRT and Agri-Labs' Board of Directors, the PRT assigns responsibility for each project and monitors the progress on a monthly basis. Mr. Christie leads and coordinates any pharmaceutical project if developmental work is required. This work typically requires finding and developing an active ingredient source, finding and reaching an agreement with a finished product manufacturer, developing a finished product, coordinating all testing and compilation of data necessary to file an ANADA. Mr. Christie prepares the ANADA application if Agri-Labs is going to be the sponsor of the application and does all of the regulatory follow up with the CVM until the application is approved. He also does all post-approval regulatory work.

Agri-Labs is involved in research and development activities to obtain a proprietary interest in products. This leads to higher risk, but also creates the opportunity for higher profitability and return to shareholders than simply buying and selling product. To date, the Company has been successful in these endeavors and returns have outweighed the risk. Of course, there is no guarantee this trend will continue.

During the 2012 calendar year, Agri-Labs spent $376,046.00 on research and development. In 2011, Agri-Labs spent $84,297.00[4] on research and development.

Characteristics Of Agri-Labs' Operations And Industry Which May Have An Impact Upon Future Financial Performance.

Agri-Labs currently has the exclusive right to market certain products. Investors should review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs could lose the exclusive right to market these products.

Agri-Labs has entered into an agreement with Diamond Animal Health, Inc. for the exclusive right to market certain bovine vaccines. These products are known by the trade names TITANIUM® and MASTERGUARD®. Agri-Labs was given the exclusive right to market these products in exchange for its agreement to meet certain escalating levels of product distribution. The Second Amendment to the Amended and Restated Bovine Vaccine Distribution Agreement is dated December 10, 2004 and extends through December 15, 2009. The Third Amendment to the Agreement dated May 26, 2006, revises the 3rd and 4th quarter 2006 purchase orders, and revises the terms of the loan between Agri-Labs and Diamond. The loan has since been paid in full. The Fourth Amendment dated November 16, 2007, removes the exclusive right to market the products in Canada, and states that the distribution rights became non-exclusive after Contract Year 2009, or as of December 15, 2009, through the remainder of the term of the Agreement. Pursuant to the Fourth Amendment, Agri-Labs right to distribute the products is currently non-exclusive. On December 23, 2010, the parties entered into a 5th

[4] The research and development costs were shown as $257,919.00 in the original May 1, 2012 filing. The $257,919.00 number was taken from the 2011 Audited Financials. In 2012 the Company revised where certain costs were reported, which resulted in a research and development cost of $84,297.00 for the 2011 calendar year as reported in this Amended filing and as shown on the 2012 audited financials.

Amendment which among other things adds language concerning prepayment and provisions in the event of a USDA Shutdown and extends the term through December 15, 2015. A Sixth Amendment, effective July of 2011, replaced the Exhibit 1-A to the Agreement containing product and pricing information; which was again replaced by a Seventh Amendment effective February 1, 2013. Also, Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these vaccines cannot use these trade names.

Investors should also review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs' business could be materially adversely affected by the loss of its relationship with key distributors and suppliers.

The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies has significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

Agri-Labs is directly affected by regulation by the FDA and the CVM, a division of the FDA. The CVM reviews all applications Agri-Labs submits for ANADAs and either denies or approves those applications. Furthermore, the FDA has authority to inspect Agri-Labs' physical facility with regard to storage and handling of pharmaceuticals. The FDA also has authority to remove from distribution products which Agri-Labs distributes.

Agri-Labs is only indirectly affected by regulation by the USDA, EPA and DEA. Agri-Labs does not directly interact with the USDA. It does not submit applications to the USDA for biologicals. However, it could be affected if the USDA took any adverse action with respect to the license for TITANIUM® and MASTERGUARD® held by Diamond Animal Health. Also, the USDA and EPA have authority to remove from distribution products which Agri-Labs distributes. Agri-Labs has no direct interaction with the DEA. It does not distribute drugs which fall under the jurisdiction of the DEA, and therefore would not be affected by DEA action to remove products it regulates from distribution.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

DESCRIPTION OF PROPERTY

Agri-Labs currently leases its physical plant from K-Highway, a Missouri general limited partnership. The terms of the lease are triple net with the first term expiring December 31, 2005 and two 5 year options thereafter. The second and final five year renewal option was exercised by Agrilabs and the term ends December 31, 2015. A "triple net" lease or net-net-net lease is a lease whereby the lessee is responsible for maintaining insurance, taxes and maintenance on the leased premises. The Plant lease agreement currently requires a monthly rent of $34,730.00. The facility consists of 21 offices totaling 8,000 square feet and a warehouse with storage representing 46,000 square feet. This facility is located at 20927 State Route K, St. Joseph, MO 64505. This is the sole warehouse and executive offices of Agri-Labs. K-Highway is an entity owned by certain Class A shareholders and certain employees of Agri-Laboratories, Ltd. as follows:

Southern Livestock Supply Co., Inc.
Michigan Veterinary Farm Supply
Robert Lohmann, Ttee of the Robert Lohmann Revocable Trust
Double E Investments
William Fuller
Lakeland Vet, Inc.
Robert J. Matthews Co.
Keith & Dorothy Jeffers
Larry Gladfelter
Dr. Arnold Nagely and Dr. Raymond L. Shultz as joint tenants
Helen Taylor
Terry Christie
Edward Bradford, Trustee of the Edward Bradford Trust
Cary Becker and Barbara J. Becker, Trustees of the Becker Family Revocable Trust
Lowe and Wilcox Enterprises, LLC
Herman O. Haenert and Judith A. Haenert, Trustees under the Haenert Living Trust

The general partner of K-Highway is K-Highway General Partner, Inc., a Missouri corporation, who also owns 100 Units of K Highway and is solely owned by the CEO and Chairman of the Board of Agri-Labs, Steve Schram.

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

Name	Company	Mo/Year Nominated	Term Expires
Robert DiMarzo, Age 57	IVESCO Holding	March 2011	March 2014
William Fuller, Age 75	Fuller Supply	March 2011	March 2014
Jay Miller, Age 43	Animal Medic	March 2013	March 2016
Bo Richardson, Age 58	Southern Livestock	March 2013	March 2016

Darell Bandy, Age 54	West Plains Vet Supply of Springfield	March 2012	March 2015
Dr. Robert Hummel, Age 76	Animal Health International	March 2009	March 2015
Steve Schram, Age 51	Agri-Labs	N/A	Upon termination of employment as CEO

Outside Directors

Name	Mo/Year Nominated	Term Expires
Leon Ellin, Age 69	March 2012	March 2014
Lou Pascarella, Age 50	March 2013	March 2016

Directors

Mr. DiMarzo is the Executive Chairman of IVESCO Holding, LLC, a company based out of Springdale Arkansas. Prior to assuming such position in 2010, Mr. DiMarzo was President of Quickvet Diagnostics, a subsidiary of Scandinavian Micro Biodevices (SMB), ApS where he was the Executive Vice President of Sales and Marketing since June 2010. Mr. DiMarzo was a consultant with his own business between August 2007 and May 208. Prior to this, Mr. DiMarzo worked at Pfizer Animal Health (division of Pfizer, Inc.) from 1992 to 2007 handling top management positions in the United States, Europe, and Latin America. Mr. DiMarzo's business career began with Elanco Animal Health – Eli Lilly & Company, in July of 1990. Prior to his business career, he served as a United States Naval Officer and Peace Corps Volunteer. Mr. DiMarzo is a graduate of Brown University and Harvard Business School.

Mr. Fuller Bill Fuller is President of Fuller Supply Co. Inc.., a wholesale distributor of animal health products, pesticides, pet and livestock equipment with branches in Alabama & Georgia.

Mr. Miller is the President/50% owner of Animal Medic, Inc., a Pennsylvania company in the animal health industry founded in 1970. Mr. Miller joined Animal Medic in 1999 as a controller. Mr. Miller also served as the CFO of the Company from 2003 to2007. In 2007 Mr. Miller negotiated his 50% purchase of the company, and assumed his title as President. Mr. Miller obtained an MBA in accounting/finance from York College of Pennsylvania in 2002.

Mr. Richardson is the President/owner of Southern Livestock Company, Inc., an animal health, lawn and garden distributor established and incorporated in Louisiana in 1971. Mr. Richardson began his employment with the company in 1970 as a general laborer and family member, working his way up to an outside sales representative after high school and college, in 1978. Mr. Richardson served as an outside sales representative for the company for 20 years through 1998 at which time he, along with a partner, purchased the company from family members.

Mr. Bandy is the General Manager of West Plains Veterinary Supply of Springfield, Inc. Mr. Bandy began his career at West Plains in 1981, working part time in the warehouse while going to school. After graduation from college Mr. Bandy became a full-time employee of West Plains, first working as a customer service representative and then assuming purchasing and assistant manager duties. In 2007 Mr. Bandy became an operations manager for the company, advancing to the General Manager position in 2011.

Robert Hummel, born 11-24-36, is a dual graduate of The Ohio State University (B.S. Agriculture and D.V.M., 1961) and also completed the Owner-President Management Course at Harvard University in Boston, MA (1983-1985). Bob began his career in 1961 as a Technical Service Veterinarian with American Cyanamid Company. In 1967, Bob Co-founded Great Plains Chemical Company, Inc. in Greeley, CO, later changing the name to Lextron, Inc., which went on to become one of the larger Animal Health distributors in the U.S. In June of 2011, after a merger, the name was changed to Animal Health International, Inc. and maintains corporate headquarters in Greeley, CO. Throughout, the past 45 years, Bob has been involved in all aspects of the business, including President and CEO, and currently works full time serving as Chairman of the Board of Directors. Bob serves on The Ohio State University Foundation Board and Dean's Development Council for the College of Veterinary Medicine. He is a Trustee for the National Museum of Wildlife Art (Jackson, WY). He currently serves on the Board of Directors of First SouthWest Bank (Alamosa, CO), Clipper Distributing (St. Joseph, MO) and AgriLabs, Inc. (St. Joseph, MO). In his spare time, Bob and his wife, Carole, enjoy spending time with their two grown children and seven grandchildren.

Mr. Ellin became an operating partner of Littlejohn & Co in 2004. Littlejohn is a control-oriented investor in mid-sized companies, typically those with revenues in the range of $150 million to $800 million, which are experiencing a fundamental change in capital structure, strategy, operations or growth. Mr. Ellin has 40 years of experience in senior financial and operating positions, in both large and mid-sized companies. He spent the 20 years immediately prior to his service at Littlejohn managing turnaround, restructuring and strategic business refocusing tasks at a number of mid-sized companies, including Wilton Industries, ITCO Holding Company, Edward Don & Company, Champion Products, Inc. and Voit Corporation. His prior experience includes ten years with Colgate-Palmolive, including director of Corporate Strategic Planning and as CFO of a Colgate subsidiary company. His educational background includes an MBA from The Wharton School and an AB from the University of Chicago.

Mr. Pascarella resides in Athens Tennessee where he is the managing partner with the firm Pascarella & Miller, Certified Public Accountants and consultants. He also has served as an adjunct professor in the school of business at Tennessee Wesleyan College. He holds a Masters in Business Administration from the University of Tennessee.

Executive Officers

Steve Schram serves as Chief Executive Officer and Chairman of the Board of Directors of Agri-Labs. He is 51 years of age. He was born and raised in Iowa. He graduated from Anthon Oto High School in 1979. He graduated from Iowa State University with a B.S. in Animal Science in 1983. He began his career in the animal health industry with Syntex Animal Health in 1983 and held the following positions with Syntex:

- Sales Representative 1983-1986
- Regional Manager 1986-1988
- Product Manager 1988-1989
- National Sales Manager 1990-1992
- Business Unit Manager 1992-1995

He joined Agri-Labs as Director of Sales and Marketing in 1995. In 1997 Schram was elected President of Agri-Labs. He established a wholly owned subsidiary of Agri-Labs, Tradewinds, Inc. He currently serves as President, CEO and Chairman of the Board of Directors of Agri-Labs.

Terry Christie serves as Vice President of Research & Development and Secretary for Agri-Labs. He is 61 years of age. He was born and raised in Missouri. He graduated from South Harrison High School in 1969. He attended Northwest Missouri State, Maryville, Missouri from 1969 to1971 and Missouri Western State College, St. Joseph, Missouri from 1972 to 1974 where he graduated with a B.S. in Biology and a Minor in Chemistry. Prior to joining Agri-Labs his professional background is as follows:

- Assistant Mgr. Parenteral Dept. Medico, Elwood, KS 1974-1980.
- Director of Quality Assurance, Tech America, Elwood, KS (formerly Medico), 1980-1986
- Superintendent of Production, Fermenta Animal Health (formerly Tech America) 1987-1989

Mr. Christie was hired in his present position with Agri-Labs on October 30, 1989. As Vice President of Research and Development, Mr. Christie is responsible for pharmaceutical animal drug development. All such projects are decided upon through the Product Review Team (PRT). Once a project is established, Mr. Christie is responsible for outsourcing the active ingredient and finished product manufacturing, and coordinating the project through the development and filing of the animal drug application (either ANADA or NADA) with the Center for Veterinary Medicine. Once a product is approved, Mr. Christie coordinates contract manufacturers and Agri-Labs sales and marketing personnel for production of the finished product.

Cary Becker serves as Vice President of Sales. He was hired in this position on May 1, 1999. He is 53 years of age. He was born in Yankton, South Dakota and raised in Hartington, Nebraska. He graduated from Hartington Cedar Catholic High School. He attended and graduated from Kearney State College in Kearney, Nebraska in 1984 with a BS degree in Business Marketing & Finance, and a minor in Ag Economics and Biology. His professional background prior to joining Agri-Labs is as follows:

- 1984-1989 Ralston Purina Company/Purina Mills, Inc. Territory & District Sales Manager
- 1989-1995 Syntex Animal Health, division of Syntex Laboratories. Started as Territory Sales Manager, promoted to Regional Sales Manager in 1991.

- 1995-1999 Fort Dodge Animal Health, division of American Home Products. Regional Sales Manager.

Tonya Willson serves as Vice President of Operations. She is 42 years of age. She was born and raised in Skidmore, Missouri. She graduated from Nodaway-Holt RVII High School in 1989. She attended and graduated from Northwest Missouri State University in Maryville, Missouri in 1994 with a BS degree in Animal Science, and a minor in Agronomy. In August 2012, Willson was promoted to Vice President of Operations. Willson has held the following positions with AgriLabs:

1996-1998	Customer Service Representative
1998-2005	Purchasing
2005-2012	Purchasing and Customer Service Manager

RENUMERATION OF DIRECTORS AND OFFICERS

Name of Individual or identify of group	**Capacities in remuneration was received**	**Aggregate remuneration**
Three highest paid officers or directors as a group	Salaries & bonus	**$969,000.00**

There is one (1) stock plan approved by the Board of Directors as follows:

Executive Share Appreciation Plan. Agri-Labs has established a Restated Executive Share Appreciation Plan ("Plan") under which any employee who is recommended by the CEO and approved by the Board of Directors may be granted Share Units, which is a unit of future incentive compensation tied with the book value of a share of Agri-Labs' stock. The book value or strike price assigned to the Share Unit is the lowest book value of AgriLabs' stock during the six (6) months preceding the issuance of the Unit. The Share Units granted vest 20% per year over a five-year period. The holder of the Share Unit may convert the units to shares, but is not obligated to do so. Upon termination of employment the employee holding the units is entitled to receive as deferred compensation the full appreciation in the book value of the shares underlying the units at the time of termination over the original book value at the time the units were granted. The CEO Steve Schram has 15,000 Class A Share Units, all of which are fully vested. The book value of the Class A shares at the time Class A Share Units were granted and the strike price for conversion of the units is $8.56 per share. The Units were granted on January 1, 1997. Cary Becker, Vice President of Sales, is the owner of 7,500 Class A Share Units granted as of January 1, 2011. The book value of the Class A shares at the time the Units were granted, and the strike price for conversion of the Units is, $29.24.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table reflects the ownership of Class B shares, non-voting securities of Agri-Labs for each of the three highest paid persons who are officers or directors, and for all officers and directors as a group:

Name	No. of Shares	Percentage of Outstanding Class B Shares Before Offering	Percentage of Class B Shares After the Offering - Maximum
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505	4,600	8.06%	2.93%
Terry Christie VP of Research and Development 20927 State Route K St. Joseph, MO 64505	2,020	3.54%	1.29%
Cary Becker, VP of Sales 20927 State Route K St. Joseph, MO 64505	3,641	6.38%	3.59%
All Officers and Directors as a Group	9,330	18.13%	7.86%

The following table reflects the ownership of over 10% of non-voting securities of Agri-Labs for any class of stock:

Class C Stock

Name	No. of Shares	Percentage of Outstanding Class C Shares Before Offering	Percentage of Class C Shares After the Offering - Maximum
Brownsberger Vet Clinic c/o Bill Brownsberger, DVM 106 West 5th Street Appleton City, MO 64724	2,000	15.38%	5.26%
Lena Vet Clinic c/o James L. Hastings 11002 West Goddard Road Lena, IL 61048	2,000	15.38%	5.26%
Stanley D. Ourada, DVM 2201 East 4th Avenue Holdrege, NE 68949	2,000	15.38%	5.26%
Wishek Vet Clinic c/o Dan Shuler, DVM 8370 Hwy 3 SE Wishek, ND 58495	2,000	15.38%	5.26%

The following table reflects the beneficial ownership of voting securities of Agri-Labs, Class A shares, for each person who is a director:

Director	Company through which Stock Owned	Shares Owned	Percentage of Outstanding Class A Shares
Robert DiMarzo 124 Country Club Road Iowa Falls, IA 50126	IVESCO Holdings	15,000	6.67%
Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	Fuller Supply Co., Inc.	15,000	6.67%
Jay Miller 3910 N. George Manchester, PA 17345	Animal Medic	15,000	6.67%
Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808-9099	Southern Livestock	15,000	6.67%
Darell Bandy 2845 West Kearney Street Springfield, MO 65803	West Plains Vet Supply of Springfield	15,000	6.67%
Dr. Robert Hummel	Lextron, Inc. (acquired by Animal Health International)	15,000	6.67%
Steve Schram CEO & Chairman of the Board 20927 State Route K St. Joseph, MO 64505		15,000 Share Units convertible to shares at $8.56 share	0%
Officers and Directors as a Group:		90,000 shares 27,500 Share Units	44.49%

There are no options, warrants or rights; and Agri-Labs does not have a parent company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Each of the 15 Class A Shareholders of Agri-Labs currently has in place a Distribution Agreement for Agri-Labs' products. This Distribution Agreement runs for a twelve (12) month period and automatically renews annually unless terminated in accordance with its provisions. The Distribution Agreement between the Class A Shareholder and Agri-Labs allows for the distribution of Agri-Labs' products through the retail operation of the Class A distributor Shareholders.

Under the agreement Agri-Labs authorizes the distributor to sell its products and the distributor agrees to use its best efforts to sell these products. The sales prices are set in an exhibit to the agreement, and Agri-Labs has the unilateral right to revise these prices at its discretion. Payment for purchases by the distributor is due 30 days after invoice. Unpaid balances accrue interest at the rate of 1½%. Credit limits for distributors are set forth in an exhibit to the agreement. Payments due under the agreement are secured by a pledge of the distributor's Class A shares. Under the agreement the distributor agrees to keep confidential certain matters including customer lists, marketing information, proprietary product information, prices and financial information. Agri-Labs has the ability to terminate the agreement on the occurrence of certain events defined in the agreement.

The amounts of accounts receivable owed by Class A Shareholders as of December 31, 2012 and the aging report with respect to these accounts is contained in the following table:

Members	12/31/2012 A/R Balance	% of A/R
Lextron, Inc. (owned by Animal Health International)	$1,779,621.00	32.19%
MWI Vet Supply	$985,376.00	17.82%
IVESCO, LLC	$909,740.00	16.46%
Robert J. Matthews	$237,160.00	4.29%
Vet & Poultry	$230,842.00	4.18%
Animal Medic	$135,227.00	4.25%
Southern Livestock	$114,635.00	2.07%
Valley Vet	$90,035.00	1.63%
Jeffers, Inc.	$87,314.00	1.58%
Fuller Supply Co., Inc.	$83,262.00	1.51%
West Plains Vet	$73,149.00	1.32%
United Pharmacal Co., Inc.	$51,965.00	0.94%
Midwest Veterinary Supply	$41,922.00	0.76%
Northwest Veterinary Supply	$20,376.00	0.37%
Michigan Vet Supply	$0.00	0.00%
Professional Vet Products* *PVP filed bankruptcy and the accounts receivables were written off in 2012*	$0.00	0.00%
Non Members		
Totals		**100.00%**

The aging of the Accounts Receivable is as follows:

Current	96.17 %
30 - 60 days	4.65 %
Over 60 days	0.82 %
	100.00%

In addition to the Distribution Agreement between the Class A Shareholders and Agri-Labs, certain of the Class A Shareholders are owners of the Missouri General Partnership which owns the physical facility in which Agri-Labs maintains it corporate headquarters. K-Highway Limited Partnership is a Missouri Limited Partnership in which the only asset is the real estate and improvements located at 20927 State Route K in St. Joseph, Missouri. The General Partner of the Partnership is K-Highway General Partner, Inc., a Missouri Corporation, which is wholly owned by Steve Schram, the CEO and Chairman of the Board of Directors of Agri-Labs. Agri-Labs leases its physical facilities, a warehouse and executive offices from the Partnership. Under the terms of the Plant Lease Agreement, Agri-Labs is currently obligated to pay a monthly rent of $34,730.00.

DESCRIPTION OF SECURITIES

Agri-Labs' Articles of Incorporation and Amendments thereto authorize the issuance of 800,000 shares, consisting of authority to issue 400,000 shares of Class A common stock, 200,000 shares of Class B common stock, and 200,000 shares of Class C common stock. There are currently 225,000 shares of Class A common stock outstanding and 15,000 of Treasury Stock. Prior to this Offering it has issued 163,960 shares of Class B common stock and it has redeemed 106,887 shares of Class B common stock. There are currently 57,073 shares of Class B common stock outstanding. Prior to this Offering it has issued 19,000 shares of Class C common stock and it has redeemed 6,000 shares. There are currently 13,000 shares of Class C common stock outstanding.

Holders of Class A common stock are entitled to one vote per each Class A share held. Class A shareholders are entitled to vote on any matter for which shareholders are entitled to vote pursuant to the Bylaws of Agri-Labs. The voting rights of the holders of Class A shares are non-cumulative, which means that more than 50% of the Shares voting for the election of directors can elect all of the directors if they so choose. Class A shareholders are all entities that are retail distributors of Agri-Labs' products.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends, if declared. The declaration of dividends is discretionary with the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends with respect to Class B shares every calendar year from 1987 through 2011. A dividend was not declared by the Board for 2012. The first dividend on Class B shares was $0.25 per share in 1987. The dividend has been $1.10 per share for the years 1998 through 2006, $1.15 per share for the year 2007, $1.00 per share for the years 2008 and 2009, a $1.50 per share dividend for the year 2010, and $1.00 per share dividend for 2011. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the shares. Class C dividends have been paid since the issuance of Class C shares in 2004, except for 2012 in which a dividend was not declared. A $ .50 per share dividend was declared for 2004, a $1.10 dividend per share declared for 2005 and 2006, a $1.15 per share dividend for 2007, a dividend of $1.00 per share for the years 2008 and 2009, a $1.50 per share dividend for the year 2010, and a $1.00 per share dividend for 2011. A dividend of $1.50 per share was declared on Class A shares in 2010, but normally no dividend is declared on Class A shares. Going forward, it is the intention of the Board to declare dividends on Class B and C shares equally, but not Class A shares.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees, and must be purchased in 50 share increments. Class B shares are offered to create an incentive within Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network promotes brand loyalty and allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians who qualify by purchasing minimum levels of Agri-Labs' products. The Class C shares must be purchased in 1,000 share increments. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' product in years subsequent to purchase ($50,000 in annual general product sales) Agri-Labs has the option to redeem the Shares at the then current book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

The Class B and C shares when duly issued and sold pursuant to this Offering will be fully paid and non-assessable. Class A, B and C shares have equal rights with respect to any preference on liquidation.

None of the shares have any preemption rights or conversion rights. All of the shares (Class A, B and C) are subject to redemption rights contained in the Bylaws of Agri-Labs.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($50,000 of annual sales of general products) Agri-Labs has the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Class A, B or C Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs has the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Indemnification Of Officers, Directors and Employees. As authorized by the Delaware Code, the Bylaws of Agri-Labs provide that every person who is a director, officer or employee of the corporation shall be indemnified by Agri-Labs to the fullest extent permitted by the General Corporation Law of the State of Delaware. Further, Agri-Labs, if authorized by the Board of Directors, may purchase and maintain insurance on behalf of any such person to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Limited Transferability And Lack Of Market Ability. The Class B and C shares purchased in this Offering are being offered in reliance on an exemption under Section 3(b) of the '33 Act and Regulation A. These Shares, as well as the Class A shares, are also subject to substantial further restrictions on transfer as contained in the Bylaws of Agri-Labs. Pursuant to these restrictions, the Shares may not be sold or otherwise transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the Shares, Agri-Labs has an option or right of first refusal to purchase the Shares at book value. This option must be exercised by written notice within 60 days of the next regularly scheduled Board of Directors meeting following the Company's receipt of written notice of the proposed transfer. The purchase price is the book value determined by the Company's accountants at the end of the month preceding the date Agri-Labs provides written notice of its intent to exercise its option, and the closing on the purchase must occur within 30 days after the aforestated 60 day period. If Agri-Labs does not purchase the Shares, the Shares may be transferred subject only to the requirement the Shares have been registered or confirmation that the transaction is exempt from registration under the '33 Act.

There is no public market for the Shares and there can be no assurance that a market will develop. The Shares will not be traded on any established market. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so. The Shares should be purchased for long-term investment purposes only.

TERMS OF THE OFFERING

All purchasers will be required to execute a written Subscription Agreement to purchase either Class B or Class C shares. This Offering is being undertaken directly by Agri-Labs without an underwriter. Under the terms of the Offering, Agri-Labs is proposing to offer up to 100,000 shares of Class B stock and up to 25,000 shares of Class C stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding Class A, B and C common shares. The current book value is $34.39 per share. After qualification, the offering price will be adjusted monthly to reflect the current book value. Class B and C shareholders who have purchased pursuant to this Offering and who have received a current offering circular will receive a written notice of each monthly adjustment In no event will this adjustment result in the aggregate offering amount exceeding $4,933,720.00 ($5million less $66,280.00, aggregate offering proceeds for all securities sold within twelve months before the start of this Amended offering in reliance on Regulation A). At the time of making any adjustment, the aggregate offering amount will be recalculated considering the shares already sold under the Offering and the shares to be sold at the new adjusted price. If the recalculated new aggregate offering amount would exceed $4,933,720.00 the Company will lower the aggregate number of shares it will issue under this Offering. It will be mathematically impossible to exceed $4,933,720.00 under any future adjustment based on terms disclosed in any supplemental Offering Circular. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. Class B and C shares are non-voting shares which will only entitle Class B and C shareholders to dividends, if declared. For the period 2000 to 2002, Agri-Labs pro-rated Class B dividends to reflect the length of time the Class B shares have been held during the year for which the dividend was declared.

How To Subscribe. A purchaser of Class B or Class C shares must execute a "Subscription Agreement" which must be completed in full, signed and returned to Agri-Labs. The Subscription Agreement and full purchase price for the Shares should be delivered in person to Agri-Labs or by mail to:

Agri-Laboratories, Ltd
Attn: Steve Schram, CEO
20927 State Route K
St. Joseph, MO 64505

LITIGATION

PVP is a Class A member of the company that has filed for protection under Chapter 11 of the Bankruptcy Code. AgriLabs filed both an Administrative Claim and a General Unsecured Claim in the Bankruptcy proceeding. PVP requested the Court find that the value of the Class A shares at the time of the filing of the bankruptcy and the value of pre-petition and post-petition amounts they claim are due for promotional allowances be setoff against the General Unsecured Claim of AgriLabs. The Court has issued its ruling allowing the setoff for promotional allowances, but denying that Class A shares of AgriLabs had any value at the time the Bankruptcy filing was made. Other than this bankruptcy proceeding, Agri-Labs is not currently involved in any litigation nor is it aware of any other litigation that is threatened as of the date of this Offering Circular.

LEGAL MATTERS

The validity of the Class B and Class C shares being offered by Agri-Labs and certain legal matters will be passed upon for Agri-Labs by Morris, Laing, Evans, Brock & Kennedy, Chartered with offices in Wichita, Kansas and Topeka, Kansas.

EXPERTS

The financial statement of Agri-Labs as of December 31, 2011 included in this Offering Circular have been audited by Kane, Mitchell & Co., L.L.C., Certified Public Accountants as stated in the report attached hereto and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing. The financial statement of Agri-Labs as of December 31, 2012 included in this Offering Circular have been audited by McGladrey, LLP, Certified Public Accountants as stated in the report attached hereto and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Agri-Labs will make available to potential investors and their advisors any non-confidential or non-proprietary materials available to Agri-Labs and will answer all inquiries from potential investors and their advisors, other than proprietary or confidential matters, concerning the operation of Agri-Labs, its management, any other matters relating to the business and assets of Agri-Labs and this Offering and sale of Class B and Class C shares. In order to obtain additional information, please contact the CEO, Steve Schram at:

Agri-Laboratories, Ltd
20927 State Route K
St. Joseph, MO 64505
Phone: (816) 233-9533 Fax: (816) 233-9546

We have not authorized anyone to provide you with information different from that contained in this Offering Circular. This Offering Circular is an offer to sell, or a solicitation of offers to buy Class B and Class C shares of common stock only in jurisdictions where offers and sales are permitted.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the 17th day of April, 2013.

AGRI-LABORATORIES, LTD.

By: ______________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	4/17/13	President, CEO and Chairman of the Board
______________________ *[Position Currently Vacant]*	______________	CFO
______________________ Darell Bandy	______________	Director
______________________ Jay Miller	______________	Director
______________________ Bo Richardson	______________	Director
______________________ Robert DiMarzo	______________	Director
______________________ Bill Fuller	______________	Director
______________________ Dr. Robert Hummel	______________	Director
______________________ Leon Ellin	______________	Director
______________________ Lou Pascarella	______________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of April, 2013.

AGRI-LABORATORIES, LTD.

By:____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	______________________	President, CEO and Chairman of the Board
______________________ *[Position Currently Vacant]*	______________________	CFO
______________________ Darell Bandy	4/17/13	Director
______________________ Jay Miller	______________________	Director
______________________ Bo Richardson	______________________	Director
______________________ Robert DiMarzo	______________________	Director
______________________ Bill Fuller	______________________	Director
______________________ Dr. Robert Hummel	______________________	Director
______________________ Leon Ellin	______________________	Director
______________________ Lou Pascarella	______________________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of April, 2013.

AGRI-LABORATORIES, LTD.

By:___________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
[Position Currently Vacant]		CFO
Darell Bandy		Director
Jay Miller	4/17/13	Director
Bo Richardson		Director
Robert DiMarzo		Director
Bill Fuller		Director
Dr. Robert Hummel		Director
Leon Ellin		Director
Lou Pascarella		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of April, 2013.

AGRI-LABORATORIES, LTD.

By:____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	____________________	President, CEO and Chairman of the Board
______________________ *[Position Currently Vacant]*	____________________	CFO
______________________ Darell Bandy	____________________	Director
______________________ Jay Miller	____________________	Director
______________________ Bo Richardson	4/18/13	Director
______________________ Robert DiMarzo	____________________	Director
______________________ Bill Fuller	____________________	Director
______________________ Dr. Robert Hummel	____________________	Director
______________________ Leon Ellin	____________________	Director
______________________ Lou Pascarella	____________________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of April, 2013.

AGRI-LABORATORIES, LTD.

By:___________________________

Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	______________________	President, CEO and Chairman of the Board
______________________ *[Position Currently Vacant]*	______________________	CFO
______________________ Darell Bandy	______________________	Director
______________________ Jay Miller	______________________	Director
______________________ Bo Richardson	______________________	Director
[signature] Robert DiMarzo	4/17/2013	Director
______________________ Bill Fuller	______________________	Director
______________________ Dr. Robert Hummel	______________________	Director
______________________ Leon Ellin	______________________	Director
______________________ Lou Pascarella	______________________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of April, 2013.

AGRI-LABORATORIES, LTD.

By:
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
[Position Currently Vacant]		CFO
Darell Bandy		Director
Jay Miller		Director
Bo Richardson		Director
Robert DiMarzo		Director
Bill Fuller	4/17/13	Director
		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the ______ day of April, 2013.

AGRI-LABORATORIES, LTD.

By:_________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
_______________ Steve Schram	_______________	President, CEO and Chairman of the Board
_______________ *[Position Currently Vacant]*	_______________	CFO
_______________ Darell Bandy	_______________	Director
_______________ Jay Miller	_______________	Director
_______________ Bo Richardson	_______________	Director
_______________ Robert DiMarzo	_______________	Director
_______________ Bill Fuller	_______________	Director
Robert Hummel Dr. Robert Hummel	4-17-13	Director
_______________ Leon Ellin	_______________	Director
_______________ Lou Pascarella	_______________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of April, 2013.

AGRI-LABORATORIES, LTD.

By:___________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________ Steve Schram	______________	President, CEO and Chairman of the Board
______________ *[Position Currently Vacant]*	______________	CFO
______________ Darell Bandy	______________	Director
______________ Jay Miller	______________	Director
______________ Bo Richardson	______________	Director
______________ Robert DiMarzo	______________	Director
______________ Bill Fuller	______________	Director
______________ Dr. Robert Hummel	______________	Director
4-19-2013 Leon Ellin	[signature]	Director
______________ Lou Pascarella	______________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of April, 2013.

AGRI-LABORATORIES, LTD.

By:___________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
[Position Currently Vacant]		CFO
Darell Bandy		Director
Jay Miller		Director
Bo Richardson		Director
Robert DiMarzo		Director
Bill Fuller		Director
Dr. Robert Hummel		Director
Leon Ellin		Director
Lou Pascarella	April 25, 2013	Director

AUDITED
FINANCIAL STATEMENTS





Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

Independent Accountant's Report

Board of Directors
Agri-Laboratories, Ltd.
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of Agri-Laboratories, Ltd., as of December 31, 2011 and 2010 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agri-Laboratories, Ltd. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kane, Mitchell & Co., LLC

February 24, 2012

9401 Indian Creek Parkway, Suite 1210, Overland Park, Kansas 66210-2005, (913) 894-1065, Fax (913) 894-1089

Agri-Laboratories, Ltd.
Consolidated Balance Sheets
December 31, 2011 and 2010

	2011	2010
CURRENT ASSETS		
Cash	$ 809,837	$ 2,214,315
Accounts receivable – customers, net of allowance for doubtful accounts of $386,380 in 2011	6,047,193	5,500,088
Accounts receivable – others	464,059	235,267
Inventory	8,681,173	9,375,674
Advance to supplier	-	522,864
Prepaid expenses	27,750	36,530
Income taxes receivable	235,089	-
Deferred income taxes	701,229	1,111,751
Total Current Assets	16,966,330	18,996,489
Restricted cash	188,950	500,000
Equipment, net	140,769	202,005
Marketing rights - deposits	700,000	1,000,000
Trademarks, net	52,220	61,820
Note receivable	279,450	-
Other assets	15,790	15,790
Total Assets	$ 18,343,509	$ 20,776,104
CURRENT LIABILITIES		
Accounts payable	$ 3,461,377	$2,153,829
Accrued expenses	3,857,533	8,130,700
Current maturities of note payable	163,400	-
Dividend payable	77,723	480,635
Total Current Liabilities	7,560,033	10,765,164
Note payable	163,400	-
Deferred income taxes	46,130	66,519
Total Liabilities	7,769,563	10,831,683
STOCKHOLDERS' EQUITY		
Common stock	317,723	320,223
Additional paid-in capital	1,215,221	807,003
Retained earnings	9,041,002	8,817,195
Total Stockholders' Equity	10,573,946	9,944,421
Total Liabilities and Stockholders' Equity	$ 18,343,509	$ 20,776,104

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Income
For The Years Ended December 31, 2011 and 2010

	2011	2010
Net Sales	$ 55,096,704	$ 74,391,248
Cost of goods sold	37,841,482	46,193,880
Gross profit	17,255,222	28,197,368
Marketing and administrative	15,768,642	23,540,115
Research and development	257,919	796,884
	16,026,561	24,336,999
Income from operations	1,228,661	3,860,369
Other income (expense)		
Other income	38,169	59,004
Bad debt	-	(393,273)
Interest expense	(25,823)	(25,369)
Income before income taxes	1,241,007	3,500,731
Provision for income taxes	430,000	1,253,650
Net income	$ 811,007	$ 2,247,081

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 811,007	$ 2,247,081
Items not requiring cash:		
Depreciation	75,858	86,836
Amortization	309,600	602,457
Inventory reserve	(752,626)	420,000
Deferred income tax	390,133	(388,825)
Bad debt expense	386,380	393,273
Loss (gain) on disposal of assets	772	(390)
Changes in:		
Accounts receivable	(1,102,312)	129,013
Inventory	1,447,127	(464,096)
Prepaid expense	8,780	4,746
Accounts payable	1,307,548	(438,484)
Accrued expenses	(4,273,167)	3,910,867
Income taxes	287,775	(1,378,885)
Net cash provided by (used in) operating activities	(1,103,125)	5,123,593
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(15,394)	(105,035)
Payment for marketing rights	-	(250,000)
Decrease (increase) in restricted cash	311,050	(500,000)
Cash received – sale of assets	-	390
Cash received from supplier	-	25,000
Net cash provided by (used in) investing activities	295,656	(829,645)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit, net	-	(1,852,734)
Dividends paid	(480,635)	(81,242)
Proceeds received from issuance of Class A stock	126,335	-
Proceeds from issuance of Class B stock	-	31,230
Payments on redemption of Class B stock	(16,339)	(30,157)
Payments on redemption of Class C stock	(62,970)	(29,480)
Payment of redemption note	(163,400)	(117,250)
Net cash provided by (used in) financing activities	(597,009)	(2,079,633)
Net (decrease) increase in cash	(1,404,478)	2,214,315
Cash at beginning of period	2,214,315	-
Cash at end of period	$ 809,837	$ 2,214,315

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
For The Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance January 1, 2009	$ 321,243	$ 815,197	$ 7,069,941
Issuance of 1,050 shares of Class B stock	1,050	30,180	-
Redemption of 1,070 shares of Class B stock	(1,070)	(18,294)	(10,792)
Redemption of 1,000 shares of Class C stock	(1,000)	(20,080)	(8,400)
Dividends declared on all stock	-	-	(480,635)
Net income	-	-	2,247,081
Balance December 31, 2010	$ 320,223	$ 807,003	$ 8,817,195
Issuance of 15,000 shares of Class A stock	15,000	450,750	-
Redemption of 15,000 shares of Class A stock	(15,000)	-	(475,200)
Redemption of 500 shares of Class B stock	(500)	(5,692)	(10,147)
Redemption of 2,000 shares of Class C stock	(2,000)	(36,840)	(24,130)
Dividends declared on all stock	-	-	(77,723)
Net income	-	-	811,007
Balance December 31, 2011	$ 317,723	$ 1,215,221	$ 9,041,002

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Notes to Financial Statements
For The Years Ended December 31, 2011 and 2010

Note 1: Summary of significant accounting policies

Nature of Business – Agri-Laboratories, Ltd. is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals in the animal health market. The Company is owned by its distributors.

Principals of Consolidation – The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Tradewinds, Inc., and Pro Labs, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – Receivables are reported at net realized value. The company calculates an allowance for doubtful accounts if deemed necessary after reviewing the accounts. Because of inherent uncertainties in estimating collections it is at least reasonably possible that the estimates used will change within the near term. Collateral on accounts receivable from members include their Class A stock. Otherwise, there is no collateral on accounts receivable.

Inventory – Inventory is stated at the lower of cost (average cost method) or market. Reported amounts have been reduced by an allowance for potential obsolete and slower moving product based on a review of inventory on hand compared to future sales and product dating. It is at least reasonably possible that estimates of net realizable value will change within the near term due to uncertainties in estimating future sales.

Property and Depreciation – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Trademarks – Trademark acquisition costs are amortized over fifteen years. For the years ended December 31, 2011 and 2010 amortization expense included $9,600 related to trademark acquisition cost for each year. At December 31, 2011 and 2010, accumulated amortization of trademarks was $141,792 and $132,192, respectively.

Deferred Tax Assets and Liabilities – Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Recoverability of Long-lived Assets – The company continually evaluates whether events and circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, including intangibles. An asset deemed impaired is written down to its fair value if estimated future cash flows are less than its carrying value.

Note 1: Summary of significant accounting policies (continued)

Income recognition – The Company records revenue at the time products are shipped to the customers. The Company does not allow for the return of merchandise except for certain sales of pharmaceuticals and biological products where there is an expiration date less than six months at date of the sale. These products, if not sold by the customer, are returnable to the Company. A reserve for returns is recorded by the Company, which includes estimated returns under this policy.

Advertising – These costs are expensed as incurred. The advertising expense was $749,885 and $702,610 in 2011 and 2010, respectively.

Shipping and Handling Costs – Shipping, handling and inbound freight cost are included in Cost of Sales.

Reclassification of Accounts – Certain reclassification of accounts in 2010 were made to conform to the 2011 presentation. These reclassifications had no effect on net income.

Commitments - The Company is committed to purchase minimum product in order to keep certain distribution agreements in place. Generally, if the purchase minimums are not met, the recourse is loss of exclusivity

Subsequent Events - Management has evaluated subsequent events through February 24, 2012.

Note 2: Marketing Rights

Marketing rights, net of amortization, consisted of the following at December 31, 2011 and 2010:

	2011	2010
Current marketing rights, net	$ -	$ 300,000
Marketing rights deposits	700,000	700,000
	$ 700,000	$ 1,000,000

Current marketing rights are amortized over the term of the agreements. For the years ended December 31, 2011 and 2010, amortization expense for marketing rights was $300,000 and $592,857, respectively.

Marketing rights deposits are amounts paid for marketing rights for product that is subject to development or approval by the Food and Drug Agency (FDA). Upon approval, the Company will amortize the cost of these marketing rights over the term of the agreements. If the product is not approved, the Company may receive a portion of the amounts paid, as defined by the agreements. At December 31, 2011, the Company is contingently liable for an additional $200,000 depending on the FDA approval date of a specific product.

Note 3: Line-of-Credit Payable

The Company has an operating line of credit in the amount of $10,000,000 which expires on September 28, 2013. The line has an adjustable interest rate. At December 31, 2011, the interest rate was 3.5%. At December 31, 2011, there were no advances on the line-of-credit.

The Company also has an acquisition line of credit in the amount of $4,000,000 which expires on September 28, 2013. The Company has not drawn on this line of credit.

These lines of credit are secured by the Company's accounts receivables, inventory, equipment and general intangibles. The lines of credit requires the Company to maintain a tangible net worth as defined in the loan agreement and to not have debt exceed five times consolidated tangible net worth.

Note 4: Equipment

Equipment is recorded at cost and is comprised of the following:

	2011	2010
Equipment	$ 902,302	$ 896,610
Less accumulated depreciation	761,533	694,605
	$ 140,769	$ 202,005

Note 5: Income Taxes

The provision for income taxes includes these components:

	2011	2010
Taxes currently payable	$ 39,867	$ 1,642,475
Deferred income taxes	390,133	(388,825)
	$ 430,000	$ 1,253,650

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2011	2010
Deferred tax assets:		
Accounts receivable	$ 138,710	$ -
Accrued compensation	155,047	138,039
Inventory overhead costs capitalized for tax purposes	51,478	66,415
Inventory	238,745	394,319
Accrued expense	117,249	512,978
	701,229	1,111,751
Deferred tax liabilities:		
Accumulated depreciation	(46,130)	(66,519)
Net deferred tax asset	$ 655,099	$ 1,045,232

Note 5: Income Taxes (continued)

The above net deferred tax asset is presented on the balance sheets as follows:

	2011	2010
Deferred tax asset – current	$ 701,229	$ 1,111,751
Deferred tax liability – long term	(46,130)	(66,519)
Net deferred tax asset	$ 655,099	$ 1,045,232

A reconciliation of income tax expense at the statutory rate to the Company's income tax expense is shown below.

	2011	2010
Computed at the statutory rate 34%	$ 421,942	$ 1,190,249
Increase (decrease) resulting from:		
Officers' life insurance costs	2,190	771
Non-deductible travel and entertainment cost	21,049	26,552
State income taxes – net of federal tax benefit	27,026	88,158
Manufacturer deduction and other	(42,207)	(52,080)
Income tax provision	$ 430,000	$ 1,253,650

Tax years subsequent to 2007 are open to examination by Federal and State tax authorities. Penalties and interest, if any, are expensed as incurred.

Note 6: Related Party Transactions

Agri-Laboratories, Ltd. has entered into a lease agreement with K Highway Limited Partnership for use of the facilities at 20927 State Route K in St. Joseph, Missouri. Agri-Laboratories, Ltd. is responsible for insurance, maintenance and property taxes during the terms of the lease. Most of the limited partners in the partnership are distributors of Agri-Laboratories, Ltd. or officers of Agri-Laboratories, Ltd.

Sales are principally to Class A stockholders. The accounts receivable customers are primarily due from Class A shareholders.

At December 31, 2011, the Company had a note payable on the redemption of Class A stock in the amount of $326,800 payable in two remaining annual installments of $163,400. Additionally, at December 31, 2011 the company had a note receivable of $372,600 receivable in three annual installments as follows:

Year	Amount
2012	93,150
2013	93,150
2014	186,300

Note 7: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. For the year ended December 31, 2011 and 2010, the Company matched up to 50 percent of the employee's salary reduction contribution up to 15 percent. Amounts are matched subject to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the years ended December 31, 2011 and 2010, the Company's matching share totaled $214,274 and $195,616, respectively. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% per year of service.

Note 8: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2015. Future minimum lease payments under the lease are $416,760 per year.

For the years ended December 31, 2011 and 2010 the Company's rental expense was $416,760 and $376,020 respectively.

Note 9: Stock Share Appreciation Plan

The Company has an Executive Share Appreciation Plan, whereby certain employees will be paid future compensation based upon the increase in the net book value of the stock. At December 31, 2010 there were 15,000 share units outstanding and fully vested. There were 7,500 units awarded effective January 1, 2011. The units vest at 20% per year. The Company accrues amounts due under the plan each year.

Note 10: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows at December 31, 2011 and 2010.

		Issued and Outstanding	
	Authorized	2011	2010
Common stock, par value $1 a share Class A	400,000	240,000	240,000
Common stock, par value $1 a share Class B	200,000	61,723	62,223
Common stock, par value $1 a share Class C	200,000	16,000	18,000
		317,723	320,223

Class A stock is voting stock and is issued to distributors / owners. Class B stock is non-voting and are offered to employees of Class A shareholders and employees of Agri-Laboratories, Ltd and it's outside directors. Class C stock is non-voting and is offered to licensed practicing veterinarians or business entities comprised of veterinarians.

The company has the option to purchase the Class A stock in the event of termination of the Distribution Agreement with the Class A stockholder; the Class B stock if the holder is no longer an employee of the Class A stockholder, an employee of Agri-labs or an outside director; and the

Class C stock in the event the holder does not meet certain product purchase requirements. The purchase amount is the net book value at the time the company exercises its option to purchase the stock.

Dividends of $1.00 per share were declared on Class B and Class C stock in 2011. Dividends in the amount of $1.50 per share were declared on all stock in 2010.

In March 2011 a note receivable for $465,750 was received in exchange for 15,000 shares of Class A stock issued to a distributor. Additionally, in September 2011 a note payable was issued on the redemption of 15,000 shares of Class A stock for $490,200.

Note 11: Additional Cash Flow Information

	2011	2010
Additional cash payment information		
Interest paid	$ 25,823	$ 30,261
Income taxes paid (refunded), net	$ (248,074)	$ 3,031,359

Note 12: Major Customers

Sales in 2011 to two customers accounted for 28% of the Company's net sales.

Note 13: Restricted Cash

At December 31, 2011 and 2010 the Company had cash on deposit under an agreement to fund research and development cost, in the amount of $188,950 and $500,000, respectively.

Agri-Laboratories, Ltd. and Subsidiaries

Consolidated Financial Report
December 31, 2012

Contents



Independent Auditor's Report

To the Board of Directors
Agri-Laboratories, Ltd. and Subsidiaries
St. Joseph, Missouri

Report on the Financial Statements

We have audited the accompanying consolidated balance sheet of Agri-Laboratories, Ltd. and Subsidiaries as of December 31, 2012, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agri-Laboratories, Ltd. and Subsidiaries as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The consolidated financial statements of Agri-Laboratories, Ltd. and Subsidiaries for the year ended December 31, 2011, were audited by other auditors whose report, dated February 24, 2012, expressed an unqualified opinion on those statements.

McGladrey LLP

Kansas City, Missouri
February 27, 2013

Agri-Laboratories, Ltd. and Subsidiaries

Consolidated Balance Sheets
December 31, 2012 and 2011

	2012	2011
Assets		
Current Assets:		
Cash	$ 454,118	$ 809,837
Accounts receivable:		
Trade, net of allowance for doubtful accounts of 2012 $0; 2011 $386,380 (Notes 4 and 11)	5,528,124	6,047,193
Others	391,116	404,094
Income tax refund claims	438,126	235,089
Current portion of notes receivable (Note 7)	83,285	69,830
Inventories (Notes 2 and 4)	10,821,158	8,681,173
Prepaid expenses	46,311	27,750
Deferred income taxes (Note 6)	510,294	701,229
Total current assets	18,272,532	16,976,195
Leasehold Improvements and Equipment, net (Notes 3 and 4)	239,979	140,769
Other Assets:		
Notes receivable, less current portion (Note 7)	186,300	269,585
Investment in Adjil, LLC	2,000,000	-
Restricted cash (Note 12)	-	188,950
Marketing rights deposits	-	700,000
Trademarks, net (Note 4)	42,620	52,220
Other assets	15,790	15,790
Deferred income taxes (Note 6)	53,525	-
	2,298,235	1,226,545
	$ 20,810,746	$ 18,343,509
Liabilities and Stockholders' Equity		
Current Liabilities:		
Lines of credit (Note 4)	$ 4,201,000	$ -
Current maturities of long-term debt (Notes 5 and 7)	163,400	163,400
Accounts payable	3,436,706	3,461,377
Accrued expenses (Note 9)	2,163,738	3,857,533
Dividends payable	-	77,723
Total current liabilities	9,964,844	7,560,033
Long-term debt, less current maturities (Notes 5 and 7)	-	163,400
Deferred income taxes (Note 6)	-	46,130
Total liabilities	9,964,844	7,769,563
Commitments (Notes 7 and 13)	-	-
Stockholders' Equity (Note 10):		
Common stock	316,273	317,723
Additional paid-in-capital	1,225,449	1,215,221
Retained earnings	9,319,180	9,041,002
	10,860,902	10,573,946
Less 15,000 shares of Class A treasury stock, at par value	15,000	-
	10,845,902	10,573,946
	$ 20,810,746	$ 18,343,509

See Notes to Consolidated Financial Statements.

Agri-Laboratories, Ltd. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2012 and 2011

	2012	2011
Net sales (Notes 7 and 11)	$ 48,892,401	$ 55,096,704
Cost of goods sold	35,344,883	37,841,482
Gross profit	13,547,518	17,255,222
Operating expenses:		
Marketing and administrative (Note 7)	12,344,751	15,942,264
Research and development	376,046	84,297
	12,720,797	16,026,561
Operating income	826,721	1,228,661
Other income (expense):		
Interest income	12,165	32,773
Interest expense	(124,312)	(25,823)
Loss on marketing rights agreement (Note 14)	(500,000)	-
Other income	2,423	5,396
	(609,724)	12,346
Income before income taxes (benefit)	216,997	1,241,007
Provision (benefit) for income taxes (Note 6)	(105,806)	430,000
Net income	$ 322,803	$ 811,007

See Notes to Consolidated Financial Statements.

Agri-Laboratories, Ltd. and Subsidiaries

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2010	$ 320,223	$ 807,003	$ 8,817,195	$ -	$ 9,944,421
Issuance of 15,000 shares of Class A stock	15,000	450,750	-	-	465,750
Redemption of 15,000 shares of Class A stock	(15,000)	-	(475,200)	-	(490,200)
Redemption of 500 shares of Class B stock	(500)	(5,692)	(10,147)	-	(16,339)
Redemption of 2,000 shares of Class C stock	(2,000)	(36,840)	(24,130)	-	(62,970)
Dividends declared on all stock	-	-	(77,723)	-	(77,723)
Net income	-	-	811,007	-	811,007
Balance, December 31, 2011	317,723	1,215,221	9,041,002	-	10,573,946
15,000 shares of Class A stock acquired for treasury	-	15,000	-	(15,000)	-
Issuance of 2,100 shares of Class B stock	2,100	64,180	-	-	66,280
Redemption of 550 shares of Class B stock	(550)	(10,182)	(7,175)	-	(17,907)
Redemption of 3,000 shares of Class C stock	(3,000)	(58,770)	(37,450)	-	(99,220)
Net income	-	-	322,803	-	322,803
Balance, December 31, 2012	**$ 316,273**	**$ 1,225,449**	**$ 9,319,180**	**$ (15,000)**	**$ 10,845,902**

See Notes to Consolidated Financial Statements.

Agri-Laboratories, Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities:		
Net Income	$ 322,803	$ 811,007
Adjustments to reconcile net income to net cash (used in) operating activities:		
Depreciation	102,407	75,858
Amortization	9,600	309,600
Loss on disposal of equipment	60	772
Loss on marketing rights deposit	500,000	-
Deferred income taxes	91,280	390,133
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	532,047	(715,932)
Income tax refund claims	(203,037)	-
Inventories	(2,139,985)	694,501
Prepaid expenses	(18,561)	8,780
Increase (decrease) in:		
Accounts payable	(24,671)	1,307,548
Accrued expenses	(1,693,795)	(4,273,167)
Income taxes payable	-	287,775
Net cash (used in) operating activities	(2,521,852)	(1,103,125)
Cash Flows from Investing Activities:		
Purchase of leasehold improvements and equipment	(201,677)	(15,394)
Decrease in restricted cash	188,950	311,050
Decrease in deposits	200,000	-
Acquisition of commercial license contributed to Adjil, LLC	(2,000,000)	-
Principal payments received on notes receivable	69,830	-
Net cash provided by (used in) investing activities	(1,742,897)	295,656
Cash Flows from Financing Activities:		
Lines of credit borrowings, net	4,201,000	-
Dividends paid	(77,723)	(480,635)
Proceeds from issuance of Class A stock	-	126,335
Proceeds from issuance of Class B stock	66,280	-
Payments on redemption of Class B stock	(17,907)	(16,339)
Payments on redemption of Class C stock	(99,220)	(62,970)
Principal payments on long-term debt	(163,400)	(163,400)
Net cash provided by (used in) financing activities	3,909,030	(597,009)
Net (decrease) in cash	(355,719)	(1,404,478)
Cash:		
Beginning	809,837	2,214,315
Ending	$ 454,118	$ 809,837
Supplemental Disclosure of Cash Flow Information:		
Cash payments (refunds) for:		
Interest	$ 117,700	$ 25,823
Income taxes	$ 5,951	$ (248,074)

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Agri-Laboratories, Ltd. and Subsidiaries (collectively, "the Company") is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals throughout the United States in the animal health market.

A summary of the Company's accounting policies is as follows:

Principles of consolidation: The consolidated financial statements include the accounts of Agri-Laboratories, Ltd. and its wholly-owned subsidiaries, Tradewinds, Inc., and Pro Labs, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is generally considered to be past due if any portion of the receivable balance is outstanding for more than 30 days. Interest is charged on trade receivables that are outstanding based on terms.

Collateral on accounts receivable from members include their Class A stock. Otherwise, there is no collateral on accounts receivable.

Note receivable: Notes receivable are stated at their outstanding principal amounts, net of allowance for uncollectible notes. The Company provides an allowance for uncollectible notes, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent notes are written off based on individual credit evaluation and specific circumstances of the borrower.

Inventories: Inventories are valued at cost or market, whichever is lower, using the average cost method of accounting. Finished goods include materials and costs to manufacture.

Leasehold improvements and equipment: Leasehold improvements and equipment are stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:

	Years
Distribution equipment	5 - 7
Office furniture and equipment	3 - 5

Leasehold improvements are depreciated over the shorter of the expected term of the lease or their estimated useful lives.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Impairment of long-lived assets: Management of the Company periodically reviews the carrying value of the leasehold improvements, equipment and other long-lived assets owned by the Company by comparing the carrying value of those assets with their related expected future net cash flows. Should the sum of the related expected future net cash flows be less than the carrying value, management will determine whether an impairment loss should be recognized. An impairment loss would be measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Equity investments: The Company accounts for its investment in an affiliate by the equity method of accounting, whereby the Company's share of the net income (loss) of the affiliate is recognized as income (loss) in the Company's statement of income and added to (net income) or deducted from (net loss) the investment account, and dividends received from the affiliate are treated as a reduction of the investment account. Losses in the value of the investment to below carrying value that are other than temporary declines are recognized in earnings in the period of the loss.

The Company holds a 55% interest in Adjil, LLC. The entity was formed in 2012 to further develop a technology for enhancing vaccines. The Company accounts for the investment using the equity method on the basis of shared control. There were no significant revenues or income or loss for the entity in 2012. At December 31, 2012 total assets and equity were approximately $3,000,000.

Trademarks: Trademark acquisition costs are amortized over fifteen years. For the years ended December 31, 2012 and 2011 amortization expense included $9,600 related to trademark acquisition cost for each year. At December 31, 2012 and 2011, accumulated amortization of trademarks was $151,392 and $141,792, respectively.

Marketing rights: Marketing rights are amortized over the term of the agreements.

Marketing rights deposits are amounts paid for marketing rights for product that is subject to development or approval by the Food and Drug Agency (FDA). Upon approval, the Company will amortize the cost of these marketing rights over the term of the agreements. If the product is not approved, the Company may receive a portion of the amounts paid, as defined by the agreements.

For the years ended December 31, 2012 and 2011, amortization expense for marketing rights was $0 and $300,000, respectively.

Income taxes: Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax

Note 1. Nature of Business and Significant Accounting Policies (Continued)

positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the balance sheet, along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties, if any, are included with income tax expense. The Company has not recognized any liability for uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Revenue recognition: The Company recognizes revenue upon the shipment of products to customers. Provisions are made for discounts, allowances, and returned product, where applicable, based on estimates or subsequent events. Shipping and handling costs are included in operating expenses.

The Company does not allow for the return of product except for certain sales of pharmaceuticals and biological products where there is an expiration date less than six months at date of the sale. These products, if not sold by the customer, are returnable to the Company. A reserve for returns is recorded by the Company, which includes estimated returns under this policy.

Advertising: These costs are expensed as incurred. The advertising expense was $965,378 and $1,320,046 in 2012 and 2011, respectively.

Research and development: Research and development costs are expensed as incurred.

Reclassification of accounts: Certain reclassifications were made to the 2011 statements to conform to 2012 presentation. These reclassifications had no effect on stockholders' equity or net income.

Subsequent events: Management has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued.

Note 2. Inventories

Inventories at December 31, 2012 and 2011 consist of:

	2012	2011
Finished products	$ 9,903,599	$ 7,895,146
Raw materials	1,367,341	1,131,783
	11,270,940	9,026,929
Less reserve for obsolescence	(449,782)	(345,756)
	$ 10,821,158	$ 8,681,173

Note 3. Leasehold Improvements and Equipment

Leasehold improvements and equipment at December 31, 2012 and 2011 consist of:

		2012		2011
Distribution equipment	$	**133,141**	$	133,141
Office furniture and equipment		**719,674**		697,582
Leasehold improvements		**225,231**		71,579
		1,078,046		902,302
Less accumulated depreciation		**838,067**		761,533
	$	**239,979**	$	140,769

Note 4. Lines of Credit

The Company had an operating line of credit in the amount of $10,000,000 which expires in September 2013. The line has an adjustable interest rate based on the prime rate and leverage ratios, with a floor of 3.5%. At December 31, 2012, the interest rate was 3.5%. At December 31, 2012 and 2011, borrowings on the line of credit were $2,401,000 and $0, respectively.

The Company also has an acquisition line of credit in the amount of $4,000,000 which expires in September 2013. The line has an adjustable interest rate based on the prime rate and leverage ratios, with a floor of 3.5%. At December 31, 2012, the interest rate was 3.5%. At December 31, 2012 and 2011, borrowings on the line of credit were $1,800,000 and $0, respectively.

These lines of credit are secured by the Company's accounts receivable, inventory, equipment and general intangibles. The lines of credit are subject to certain financial covenants including minimum tangible net worth and ratio of debt to equity.

Note 5. Long-Term Debt

The Company has an unsecured, non interest bearing note payable from the redemption of Class A stock with a balance of $163,400 and $326,800 at December 31, 2012 and 2011, respectively. The note is payable in annual installments of $163,400 with the last installment due in 2013.

Note 6. Income Taxes

The provision (benefit) for income taxes includes these components:

		2012		2011
Current tax expense (benefit)	$	**(197,086)**	$	39,867
Deferred tax expense		**91,280**		390,133
	$	**(105,806)**	$	430,000

Note 6. Income Taxes (Continued)

A reconciliation of income tax expense (benefit) at the statutory rate to the Company's income tax expense is shown below.

	2012	2011
Computed at the statutory rate of 34%	$ 73,800	$ 421,942
Increase (decrease) resulting from:		
Non-deductible expenses	20,894	23,239
State income taxes - net of federal tax benefit	4,100	27,026
Manufacturers deduction and other	(204,600)	(42,207)
Income tax provision (benefit)	$ (105,806)	$ 430,000

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2012	2011
Deferred tax assets:		
Accounts receivable	$ -	$ 138,710
Accrued compensation	190,163	155,047
Inventories	246,544	290,223
Accrued expenses	73,587	117,249
Net operating loss carryforward	102,839	-
	613,133	701,229
Deferred tax liabilities:		
Leasehold improvements and equipment	(49,314)	(46,130)
Net deferred tax asset	$ 563,819	$ 655,099

The above net deferred tax asset is presented on the balance sheet as follows:

	2012	2011
Deferred tax asset - current	$ 510,294	$ 701,229
Deferred tax asset - long term	53,525	-
Deferred tax liability - long term	-	(46,130)
Net deferred tax asset	$ 563,819	$ 655,099

At December 31, 2012 the Company has a net operating loss carryforward of approximately $286,000 expiring in the year 2032.

Note 7. Related Party Transactions

The Company leases its facilities from a related party. The Company is responsible for insurance, maintenance and property taxes during the term of the lease. Rent expense was $416,760 for the years ended December 31, 2012 and 2011.

The following is a schedule of future minimum lease payments required under the lease agreement:

2014	$	416,760
2015		416,760
	$	833,520

Sales are principally to Class A stockholders. Trade accounts receivable are primarily due from Class A shareholders.

The Company has a note payable from the redemption of Class A stock as discussed in Note 5.

The Company has a non-interest-bearing note receivable from a related party with a balance of $269,585 and $339,415 at December 31, 2012 and 2011, respectively. Future scheduled installments under the note are as follows:

Year		Amount
2013	$	83,285
2014		186,300
	$	269,585

Note 8. Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. For the years ended December 31, 2012 and 2011, the Company matched up to 50 percent of the employee's salary reduction contribution up to 15 percent. For the years ended December 31, 2012 and 2011, the Company's matching share totaled $167,036 and $214,274, respectively. The Company is eligible to make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2012 and 2011.

Note 9. Stock Share Appreciation Plan

The Company has an Executive Share Appreciation Plan, whereby certain employees will be paid future compensation based upon the increase in the net book value of the stock. At December 31, 2012 and 2011 there were 27,500 and 22,500 share units outstanding, of which 19,000 and 16,500, respectively, were vested. The units vest at 20% per year. The Company accrues amounts due under the Plan each year. As of December 31, 2012 and 2011, $389,100 and $383,475, respectively, was included in accrued expenses on the balance sheet. Total expense under the Plan was $5,625 and $46,875 for the years ended December 31, 2012 and 2011, respectively.

Note 10. Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows at December 31, 2012 and 2011.

		Issued and Outstanding	
	Authorized	**2012**	2011
Common stock, par value $1 a share Class A	400,000	**240,000**	240,000
Common stock, par value $1 a share Class B	200,000	**63,273**	61,723
Common stock, par value $1 a share Class C	200,000	**13,000**	16,000
		316,273	317,723

Class A stock is voting stock and is issued to distributors/owners. Class B stock is non-voting and is offered to employees of Class A shareholders and employees of Agri-Laboratories, Ltd. and Subsidiaries and its outside directors. Class C stock is non-voting and is offered to licensed practicing veterinarians or business entities comprised of veterinarians.

The Company has the option to purchase the Class A stock in the event of termination of the Distribution Agreement with the Class A stockholder; the Class B stock if the holder is no longer an employee of the Class A stockholder, an employee of Agri-labs or an outside director; and the Class C stock in the event the holder does not meet certain product purchase requirements. The purchase amount is the net book value at the time the Company exercises its option to purchase the stock.

No dividends were declared on Class B and Class C stock in 2012. Dividends of $1.00 per share were declared on Class B and Class C stock in 2011.

Book value per share of common stock is $36.00 and $33.28 as of December 31, 2012 and 2011, respectively.

Note 11. Major Customers

	Sales as a Percent of Total Sales	
	2012	2011
Customer A	**20%**	24%
Customer B	**18%**	18%
Customer C	**14%**	13%

	Accounts Receivable at December 31 as a Percent of Total Accounts Receivable	
	2012	2011
Customer A	**32%**	20%
Customer B	**18%**	19%
Customer C	**16%**	18%

Note 12. Restricted Cash

At December 31, 2011 the Company had cash on deposit under an agreement to fund research and development cost, in the amount of $188,950.

Note 13. Commitments

The Company is committed to purchase minimum product in order to keep certain distribution agreements in place. Generally, if the purchase minimums are not met, the recourse is loss of exclusivity, although certain agreements are on a take or pay basis.

Note 14. Loss on Marketing Rights Agreement

During the year ended December 31, 2012 management determined that a deposit made towards the marketing rights of a new product under a marketing rights agreement was not recoverable. The other party to the contract disputed the repayment clause in the agreement and was unable to repay the Company the amount deposited. The loss in the amount of $500,000 is reflected in the December 31, 2012 income statement as a loss on marketing rights.

PART III – EXHIBITS

Item 1. Exhibits

Exhibit No.	Description of Exhibit	Page No.
2.1	Articles of Incorporation	III-1
2.2	Bylaws	III-6
2.3	Specimen Stock Certificate	III-31
4.1	Subscription Agreement Class B Shares	III-33
4.2	Subscription Agreement Class C Shares	III-41
6.1	Agri-Labs Plant Lease Agreement	III-49
6.2	Distribution Agreement – Class A Shareholders	III-75
6.3	Agreement between Agri-Labs and Diamond Animal Health*	III-88
6.4	CEO and Executive Vice President Share Appreciation Plan**	III-152
10	Certified Public Accountant Consent**	III-175
11	Opinion Regarding Legality**	III-177

*Confidential Treatment has been requested under Rule 406 and confidential portions have been omitted and filed separately with the Commission

****THE ABOVE-DESCRIBED EXHIBITS AS FILED WITH THE ORIGINAL FORM 1-A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2010 AND AMENDED FORMS 1-A FILED MARCH 23, 2011, MAY 19, 2011, AUGUST 5, 2011, NOVEMBER 14, 2011, DECEMBER 12, 2011, FEBRUARY 16, 2012 AND APRIL 23, 2013 ARE HEREBY INCORPORATED BY REFERENCE WITH THE EXCEPTION OF UPDATED EXHIBIT 10 AND EXHIBIT 11, ATTACHED HERETO.**

EXHIBIT 10

CONSENT



Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

April 24, 2013

To the Board of Directors
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

The undersigned form consents to the inclusion in the Form 1-A filing with the Securities and Exchange Commission, our audit report of financial statements of Agri-Laboratories, Ltd. as of and for the periods ended December 31, 2011 and to the reference of our firm therein.

Kane, Mitchell & Co., LLC

Kane, Mitchell & Co., LLC

9401 Indian Creek Parkway, Suite 1210, Overland Park, Kansas 66210-2005, (913) 894-1065, Fax (913) 894-1083



Consent of Independent Auditor

We agree to the inclusion in this Amended Form 1-A Regulation A Amended Offering Statement of our report, dated February 27, 2013, relating to our audit of the consolidated financial statements of Agri-Laboratories, Ltd. and Subsidiaries for the year ended December 31, 2012.

McGladrey LLP

Kansas City, Missouri
April 30, 2013

EXHIBIT 11



LAW OFFICES OF
MORRIS LAING
Evans Brock & Kennedy, Chtd.

Sender's email: rwalter@morrislaing.com

April 30, 2013

EXHIBIT 11

Agri-Laboratories, Inc.
20927 State Route K
St. Joseph, MO 64505

Gentlemen:

We have acted as special counsel for Agri-Laboratories, Inc. a Delaware corporation (the "Company"), in connection with a Form 1-A Offering Circular covering the public offering and sale of up to 100,000 shares of Class B Common Stock and 100,000 shares of Class C Common Stock of the Company. We are rendering this opinion in accordance with Part III, Item 2 (11) of Form 1-A.

For purposes of this opinion, we have reviewed such questions of law and examined such corporate records, certificates, and other documents as we have considered necessary or appropriate for purposes of this opinion, and we have particularly reviewed:

1. The Articles of Incorporation as attached in Exhibit 2.1 to the Form 1-A Offering Circular.

2. All resolutions adopted by the Board of Directors of the Company, minutes or draft minutes of the meetings of the Board of Directors or Consent to Corporate Action Without Meeting by the Directors deemed necessary relating to this offering.

3. The Form 1-A Offering Circular of which it forms a part, to be filed with the Securities and Exchange Commission (the "Commission") covering the offer and sale of the Common Stock; the Form 1-A Offering Circular as it becomes qualified being hereinafter called the "Form 1-A" and the "Offering Circular," respectively.

800 SW Jackson St., Suite 1310 • Topeka, KS 66612-1216
T: 785.232.2662 • F: 785.232.9983 • www.MorrisLaing.com
Wichita, KS • Topeka, KS • West Palm Beach, FL • Chicago, IL

In connection with our examination, we have assumed that the signatures on all executed documents are genuine, all certified copies conform to the originals, and all certificates containing relevant facts are correct. In rendering our opinion we have relied upon, with their consent: (i) the representation of the Company and its Directors set forth in the aforementioned documents as to factual matters; and (ii) certificates and assurances from public officials as we have deemed necessary for purposes of expressing opinions expressed herein. We have not undertaken any independent investigation to determine or verify any information and representations made by the Company and its members in the foregoing documents and we rely upon such information and representations in expressing our opinion.

The opinion set forth herein is based upon existing law and regulations, all of which are subject to change prospectively and retroactively. This opinion letter is limited to the matters stated herein and no opinion is to be implied or inferred beyond the matters expressly stated herein.

Based on the foregoing, it is our opinion that:

1. The Company has been duly organized and is a validly existing as a corporation in good standing under the laws of the State of Delaware. The Company has full power and authority to own its properties and conduct its business as currently being carried on and as described in the Form 1-A.

2. The Common Stock to be issued and sold by the Company under the Form 1-A Offering Circular have been duly authorized and, when issued, delivered and paid for in accordance with the terms of the Form 1-A Offering Circular, will have been validly issued and will be fully paid and non-assessable under the corporate laws of Delaware, including the statutory provisions, all applicable provisions of the Delaware Constitution and all applicable judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Form 1-A Offering Circular in accordance with the requirements Part III, Item 2 (11) of the Form 1-A Offering Circular under the Securities Act of 1933, as amended, and to the reference to our firm therein.

Very truly yours,

Morris, Laing, Evans, Brock & Kennedy Chtd.

MORRIS, LAING, EVANS, BROCK &
KENNEDY, CHARTERED